Form 20-F
period 2014-12-31
Prosensa Holding N.V. in liquidatie
filed 2015-04-30
CIK 1574111

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                           to                          .
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number: 001-35990

PROSENSA HOLDING N.V. IN LIQUIDATIE
(Exact name of Registrant as specified in its charter)

The Netherlands
(Jurisdiction of incorporation)

J.H. Oortweg 21
2333 CH Leiden, the Netherlands,
+31 (0)71 33 22 100
(Address of principal executive offices)

G. Eric Davis
Tel: +31 (0)71 33 22 100
J.H. Oortweg 21
2333 CH Leiden, the Netherlands
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:
Sophia Hudson
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Phone: (212) 450 4000
Fax: (212) 701 5800

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common shares: 36,141,379

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐	No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

PROSENSA HOLDING N.V. IN LIQUIDATIE

i

ii

Unless otherwise indicated or the context otherwise requires, all references in this Annual Report on Form 20-F (the “Annual Report”) to (i) “Prosensa Holding N.V. in liquidatie,” “Prosensa Holding N.V.” or “Prosensa,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Prosensa Holding N.V. in liquidatie and (ii) “BioMarin Pharmaceutical Inc.” or “BioMarin” refer to BioMarin Pharmaceutical Inc., together with its subsidiaries. The trademarks, trade names and service marks appearing in this Annual Report are the property of their respective owners.

iii

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

Not applicable.

ITEM 3. KEY INFORMATION

Recent Development—BioMarin Acquisition

On November 24, 2014 we entered into a purchase agreement with BioMarin Pharmaceutical Inc. BioMarin launched an initial offering period (tender offer) to purchase all of our issued and outstanding ordinary shares, nominal value €0.01 per share (the BioMarin Acquisition or the Acquisition). On January 15, 2015, BioMarin announced the completion of the previously announced offer (the Closing) by subsidiaries of BioMarin. Upon the Closing, BioMarin purchased 93.4% of our shares and immediately launched a subsequent offering period that expired on January 29, 2015. As of the expiration of the subsequent offering period, BioMarin paid approximately $659.3 million for approximately 34,970,514 of our shares, representing approximately 96.8% of all of our shares outstanding, and for options that vested pursuant to the definitive purchase agreement.

On February 5, 2015, we and BioMarin Falcons B.V. entered into an asset sale agreement that closed on February 12, 2015 (the Asset Sale), pursuant to which BioMarin Falcons B.V. or its designee acquired all of our assets and assumed all of our liabilities and paid $20.8 million to our remaining shareholders. On February 11, 2015, we filed a Form 25, Notification of Removal from Listing and/or Registration, under Section 12(b) of the Securities Exchange Act of 1934 with the Securities and Exchange Commission (the SEC) in order to voluntarily delist our shares from the NASDAQ Global Select Market, which became effective 10 days after filing. NASDAQ suspended trading of our shares after the market closed on February 11, 2015. BioMarin currently owns 96.8% of our outstanding share capital. Effective February 12, 2015, Prosensa Holding N.V. is in liquidation under Dutch law. We are filing this Annual Report on Form 20-F pursuant to our filing obligations that existed prior to the Acquisition and Asset Sale and do not intend to file any additional periodic reports with the SEC.

A.	Selected Financial Data

The summary income statement data for the years ended December 31, 2014, 2013 and 2012 of Prosensa Holding N.V. are derived from the consolidated financial statements included in this Annual Report. Until December 31, 2014, we maintained our books and records in euros, and we prepare our financial statements under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

This financial information should be read in conjunction with “Item 5—Operating and Financial Review and Prospects” and our consolidated audited financial statements, including the notes thereto, included in this Annual Report.

	For the years ended December 31,
	2014	2013	2012
		(€ in thousands)
License revenue	14,695	5,626	5,726
Collaboration revenue	60	3,312	2,127
Total revenue	14,755	8,938	7,853
Other income	741	560	174
Research and development expense	(31,990)	(18,460)	(14,393)
General and administrative expense	(25,897)	(7,734)	(4,023)
Other (losses)/ gains –net	(23)	112	49
Operating loss	(42,414)	(16,584)	(10,340)
Finance income	824	645	796
Finance costs	(1,493)	(665)	(348)
Finance (costs)/income–net	(669)	(20)	448
Net Loss	(43,083)	(16,604)	(9,892)
Other comprehensive income	-	–	–
Total comprehensive loss(1)	(43,083)	(16,604)	(9,892)
Loss per share from operations attributable to the equity holders of the company during the year (in EUR per share) (Basic and diluted) (2)	(1.20)	(0.51)	(0.37)
Balance sheet data
Total assets	97,865	90,790	47,329
Shareholder’s equity	24,309	63,210	15,574

(1)	Total comprehensive loss is fully attributable to equity holders of the Company
(2)	Share count at December 31, 2014, 2013 and 2012 was, 36,141,379, 35,932,792 and 29,002,298, respectively. Basic and diluted figures are the same because of loss position.

Exchange Rate Information

Our business is primarily conducted in the European Union, and until December 31, 2014, we maintained our books and records in euros. We have presented results of operations in euros. In this Annual Report, translations from euros to U.S. dollars were made at the rate of €0.824 to $1.00, the official exchange rate quoted as of December 31, 2014 by the European Central Bank. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of euros at the dates indicated. All amounts paid to us under the agreement with GlaxoSmithKline (“GSK”) are paid in British pounds. Translation of British pounds to euros in this annual report were made at the rate in effect at the time of the relevant payment.

The following table presents information on the exchange rates between the euro and the U.S. dollar for the periods indicated:

	Period-end	Average for period	Low	High
	(€ per U.S. dollar)
Year Ended December 31:
2010	0.748	0.754	0.687	0.837
2011	0.773	0.718	0.672	0.776
2012	0.758	0.778	0.743	0.827
2013	0.725	0.753	0.724	0.783
2014	0.824	0.754	0.717	0.824

Month Ended:
September 30, 2014	0.795	0.775	0.760	0.795
October 31, 2014	0.798	0.789	0.780	0.798
November 30, 2014	0.801	0.802	0.798	0.807
December 31, 2014	0.824	0.811	0.798	0.824
January 31, 2015	0.885	0.861	0.830	0.893
February 28, 2015	0.890	0.881	0.874	0.890
March 31, 2015	0.929	0.923	0.891	0.947
April 2015 (through April 22, 2015)	0.931	0.933	0.921	0.948

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

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

Uncertainty following the Asset Sale could adversely affect our business and operations.

The completion of the Closing and Asset Sale could cause disruptions to our business and business relationships, which could have an adverse impact on our results of operations, liquidity and financial condition. For example, our current and prospective employees may experience uncertainty about their future roles with us that may adversely affect our ability to retain and hire key personnel, and parties with which we have business relationships, including customers, potential customers and distributors, may experience uncertainty as to the future of such relationships and seek alternative relationships with third parties or seek to alter their present business relationships with us in a manner that negatively impacts us.

BioMarin has the ability to make important decisions affecting our business and upon the effectiveness of our liquidation the shares of our company will be extinguished for no additional consideration.

As of April 15, 2015, approximately 96.8% of our ordinary shares were owned by BioMarin. As a majority holder of the voting shares, BioMarin is entitled to elect all of our directors, to approve any action requiring the approval of the holders of our ordinary shares, including adopting amendments to our articles of association and approving mergers or sales of substantially all of our assets, and to prevent any transaction that requires the approval of shareholders. BioMarin has effective control over our affairs, policies and operations, such as the appointment of management, future issuances of our securities, the payments of distributions by us, if any, in respect of our common stock, the incurrence of debt by us, and the entering into of extraordinary transactions, and BioMarin’s interests may not in all cases be aligned with the interests of investors. In addition, all future decisions regarding the development of our product candidates will be made by BioMarin and we will have no influence on that decision-making process. We are currently in liquidation, and upon the effectiveness of our liquidation, the shares of our company will be extinguished for no additional consideration.

We no longer intend to file reports with the Securities and Exchange Commission, which will reduce the amount of publicly available information about us and negatively affect the liquidity of our ordinary shares.

We filed a notice of termination of registration under Section 12(g) of the Exchange Act on March 23, 2015. As a result, our obligations to file reports under Section 12(g) of the Exchange Act with the SEC were suspended on such date and will terminate on June 21, 2015. We currently have no intention of filing any reports with the SEC in the future. In absence of filings with the SEC, there may be limited publicly available information available about us, which will likely reduce the liquidity of our ordinary shares and increase the risks of engaging in transactions in our ordinary shares.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement.

We are required to assess the effectiveness of our internal controls annually. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and development of the company

Important Note

On January 15, 2015, BioMarin announced the completion of the previously announced offer by subsidiaries of BioMarin to purchase all of our issued and outstanding ordinary shares, nominal value €0.01 per share (the Acquisition). On February 5, 2015, Prosensa and BioMarin Falcons B.V. entered into an asset sale agreement that closed on February 12, 2015 (the Asset Sale), pursuant to which BioMarin Falcons B.V. or its designee acquired all of Prosensa’s assets and assumed all of Prosensa’s liabilities (the Post-Closing Reorganization). On February 11, 2015, we filed a Form 25, Notification of Removal from Listing and/or Registration, under Section 12(b) of the Securities Exchange Act of 1934 (the Form 25) with the SEC in order to voluntarily delist our registered shares from the NASDAQ Global Select Market, which became effective 10 days after filing. NASDAQ suspended trading of our shares after the market closed on February 11, 2015.

In conjunction with the Asset Sale, we made an advance liquidation distribution to our remaining shareholders, with each remaining shareholder receiving a cash payment equal to $17.75 per share as well as one contingent value right to receive cash payments of up to $4.14 per share in the aggregate upon the achievement of the right to market and sell drisapersen in the United States and in the European Union, without interest thereon and less any applicable withholding taxes. Following the Asset Sale and advance liquidation distribution, we have minimal assets, no further distributions are expected to be made and our ordinary shares are expected to have little to no value.

The Post-Closing Reorganization, including the Asset Sale and our subsequent dissolution and liquidation, is a process available to BioMarin under Dutch law to ensure that BioMarin becomes the owner of all of our business operations from and after the consummation of the Post-Closing Reorganization. The Asset Sale and our subsequent dissolution and liquidation will result in all holders of our ordinary shares that were not tendered in BioMarin’s offer being offered or receiving for each ordinary share then held cash and contingent value rights without interest and less applicable withholding tax and any other taxes. Stichting Prosensa, a foundation (stichting) organized and existing under the laws of the Netherlands, has been appointed as the liquidator to carry out the liquidation of the assets once our dissolution has become effective.

As a result of the Acquisition and Asset Sale, our ordinary shares are no longer publicly traded. Upon the filing of the Form 25, our obligations to file with the SEC periodic and current reports under the Exchange Act were suspended. We are filing this Form 20-F pursuant to our filing obligations that existed prior to the Acquisition and Asset Sale and do not intend to file any additional periodic reports with the SEC.

The Company

We are an innovative biotechnology company engaged in the discovery and development of ribonucleic acid-modulating, or RNA-modulating, therapeutics for the treatment of genetic disorders. Our primary focus is on rare neuromuscular and neurodegenerative disorders with a large unmet medical need, including Duchenne muscular dystrophy, myotonic dystrophy and Huntington’s disease. Our clinical portfolio of RNA-based product candidates is focused on the treatment of DMD. Six of our DMD compounds have been granted orphan drug designation in the US and the EU.  Drisapersen, our lead product candidate, has been granted orphan drug designation in the US, EU, Australia and Japan and has been granted breakthrough therapy designation by the FDA for the treatment of DMD.

DMD is one of the most prevalent rare genetic diseases globally affecting up to 1 in 3,500 boys and is invariably fatal. There is currently no approved disease-modifying therapy for DMD. The progressive muscle-wasting that characterizes this disease is caused by inadequate production of dystrophin, a protein necessary for muscle function, as a result of mutations in the dystrophin gene. The different mutations, which are mostly deletions of one or more exons, found in the dystrophin gene result in distinct sub-populations of DMD patients. We are designing product candidates to address several sub-populations using our platform technology. Drisapersen aims to address a variety of mutations in the dystrophin gene, such as a deletion of exon 50 or exons 48 to 50 and may address up to 13% of all DMD patients.

Drisapersen, which has previously been referred to as PRO051 or GSK2402968, was advanced through clinical development as part of a collaboration with GSK dating back to 2009. This collaboration was mutually terminated in January 2014, and we fully retain all licenses and rights to drisapersen and our DMD portfolio.

On October 10, 2014, we commenced the submission of a NDA for drisapersen with the FDA under an accelerated approval pathway based on existing data. This submission followed our receipt of positive feedback from a meeting with the FDA that took place on May 14, 2014. In addition, we have been interacting with the EMA, and based on these interactions we also intend to file for conditional approval in Europe.  On April 27, 2015, BioMarin announced completion of the rolling submission of the NDA to the FDA for drisapersen.

Drisapersen aims to restore dystrophin expression and improve muscle condition and function in the largest known sub-population of DMD patients. In clinical trials, drisapersen has been shown to produce novel dystrophin expression and have a beneficial therapeutic effect on DMD patients. We conducted a Phase I/II dose-ranging safety study in which drisapersen was administered to 12 patients subcutaneously, once weekly for 5 weeks. The study, initiated in March 2008 and conducted at two European clinical centers, demonstrated that drisapersen was well-tolerated in all patients and novel dystrophin expression was detected in each treated patient. An open-label extension study (DMD114673) of this Phase I/II study was initiated in August 2009 and patients have continued in this study for over four years, with efficacy results available up to 177 weeks and safety results up to 188 weeks. The mean change from baseline for the 10 boys that were able to walk at the beginning of the study after 177 weeks was -25 meters.

A Phase II placebo-controlled study (DEMAND II/DMD114117) of drisapersen in 53 DMD patients was completed and demonstrated a statistically significant and clinically meaningful difference in the primary endpoint, which was the distance walked in the six minute walk test, or 6MWD, between the placebo group and the continuous active-treatment group at a dose of 6 mg/kg/week after 24 weeks. This clinically meaningful benefit was maintained after 48 weeks of treatment, and drisapersen was well tolerated throughout the duration of this study. The data were presented at a scientific meeting in April 2013, and the detailed study results were published in the Lancet Neurology, a peer reviewed journal, in September 2014.

Results from a U.S.-based Phase II placebo controlled exploratory study (DEMAND V/DMD114876) of 24 week dosing of drisapersen 3mg/kg/week and 6mg/kg/week were presented on September 25, 2013. The results of this study indicate that, compared to placebo, boys in the higher-dose drisapersen group (6 mg/kg once weekly) experienced stabilization and even improvements in their muscle function and physical activity as measured by the six-minute walk test (6MWT) for the 24-week treatment phase. Boys in the 6mg/kg/week treatment arm showed a 27.1 meter improvement (including a 16.1 meter increase from baseline) over the boys in the placebo group at the end of the treatment period (p=0.069), ), indicating a clinically meaningful outcome for the primary endpoint. The study was not statistically powered to show a significant difference between the arms.

The 48 week data from this study were presented on March 17, 2014 by Craig McDonald at a poster session at the Muscular Dystrophy Association 2014 Clinical Conference in Chicago, IL. A clinically meaningful treatment difference of 27.9 meters over placebo (p=0.177) was maintained for 24 weeks after drisapersen administration ceased. This includes an overall mean increase from baseline of 14.7 meters. In the drisapersen 6 mg/kg/week group, an improvement was seen in the percent-predicted 6MWD of 5.25% (p=0.051) and 4.85% (p=0.154) when compared to placebo at weeks 24 and 48, respectively.

A Phase III study of drisapersen (DEMAND III/DMD114044) was initiated in December 2010, and results were announced on September 20, 2013. This study was a randomized, double-blind and placebo-controlled trial, assessing drisapersen at a dose of 6 mg/kg/week in 186 boys. The study did not meet its primary endpoint of statistically significant difference in the 6MWD at 48 weeks. As a result, GSK suspended dosing in all pending a full evaluation of the benefit-to-risk profile of drisapersen treatment across all studies.

In January 2014, we announced findings from subjects who had reached 48 weeks treatment in study DMD114349, an open-label continuation study to follow the placebo-controlled drisapersen studies DMD114117 and DMD114044. At 48 weeks in study DMD114349, there was a treatment difference of 46.1 meters (n=113) when comparing subjects treated with drisapersen at 6mg/kg/week (n=69) throughout both studies, versus subjects who had received placebo (n=44) prior to initiating the open-label continuation treatment period.  Subjects enrolled from study DMD114117 showed a treatment difference of 52 meters (n=30) when comparing subjects treated with drisapersen at 6mg/kg/week (n=17) throughout both studies, versus subjects who had received placebo (n=13) prior to initiating the open-label continuation treatment period. For subjects enrolled in study DMD114349 from study DMD114044, the treatment difference at 48 weeks in study DMD114349 was 49 meters (n=83) for those dosed at 6mg/kg/week throughout (n=52) versus subjects previously allocated to placebo treatment (n=31) in study DMD114044.

In combination with the positive feedback from patients and investigators regarding the willingness and desire of patients to resume treatment with drisapersen, we have commenced a comprehensive re-dosing program for all patients previously treated with drisapersen, with the first patients re-initiating treatment in the United States, Canada and Belgium in September 2014.

PRO044 addresses a separate sub-population of up to 6% of DMD patients. We developed PRO044 using our exon-skipping technology to generate a product candidate with the same mechanism of action as drisapersen. PRO044 has completed a Phase I/II study in Europe, and results were presented in October 2013. We have four additional compounds that address other distinct sub-populations of DMD patients: PRO045 and PRO053 (each addressing a population of up to 8% of all DMD patients) and PRO052 and PRO055. We are also developing PROSPECT, which employs multi-exon skipping induced by a single antisense oligonucleotide and is initially designed to address mutations in the exon 10 to 40 region.

We started operations in 2002 and are located in Leiden, the Netherlands. We work closely with Leiden University Medical Center, or LUMC, with whom we entered into an exclusive licensing agreement in 2003 for LUMC’s proprietary RNA modulation exon-skipping technology to develop treatments for DMD, other neuromuscular disorders and indications outside the field of neuromuscular disorders. In 2013, we conducted an initial public offering of our ordinary shares on Nasdaq.  On November 23, 2014, we entered into a definitive purchase agreement with BioMarin to be acquired by BioMarin.  See “—Important Note.”

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

Our RNA-modulating therapeutics

Human genes contain the DNA blueprint instructions for protein synthesis and gene regulation in the body. Within the DNA strand, multiple series of three-letter nucleotide bases (known as “codons”) together make up the active instruction units called “exons,” which are read by cellular machinery to make proteins. Interspersed among exons are sections of DNA known as “introns,” which are assumed to have no direct role in protein synthesis.

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

Schematic overview of RNA Synthesis

The dystrophin gene, which is central to the pathology of DMD, is comprised of 79 exons, which are interspersed with non-coding introns. In patients with DMD, synthesis of the dystrophin protein is disrupted because of mutations in the DNA that contains the dystrophin gene. The extent and nature of the mutations are different in different sub-populations of DMD patients and may be due to, among other things, deleted or duplicated exons or small mutations that result in disrupted coding of the mRNA. This defective mRNA is said to be “out of the reading frame” and results in a premature halt of the protein synthesis and a truncated, non-functional dystrophin. Consequently, patients with DMD have a lack of functional dystrophin protein in their muscles. Our aim is to restore the coding reading frame of mRNA so that it can be read to produce a largely functional dystrophin protein.

Our technology enables us to design sequences of nucleotide bases that bind to specified regions of pre-mRNA involved in the splicing of exons. As a result, when the pre-mRNA is spliced to mRNA, the disrupted coding section is skipped or passed over completely, and the reading frame is corrected. The single stranded oligonucleotides (short nucleotide sequences) that we design are known as antisense oligonucleotides, or AONs; and our preferred chemical structure is a backbone of 2’ O-methyl phosphorothioate (or 2’O-Me) groups that protect the AONs from rapid enzyme degradation once they are inside the body’s cells. In DMD, we apply this technology to address particular mutations occurring at different sites in the dystrophin gene.

Our RNA modulation platform technology can also be applied to treat genetic disorders that are caused by mutations where trinucleotides, such as CAG or CUG, are expanded in certain genes, generating a longer series of trinucleotide repeats than is normal. These extended repeated sequences can cause the resulting RNA transcript or protein to be unstable, dysfunctional or even toxic, and lead to various diseases. We currently have AON programs targeting two such disorders, Huntington’s disease and myotonic dystrophy.

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

Currently, there is only one approved disease-modifying treatment for DMD that has conditionally been approved in Europe, Translarna, which is indicated for a different genetic subpopulation of DMD patients than our portfolio aims to address. Corticosteroid therapy is the current standard of care in most developed countries and may be administered as early as 3 years, although administration commonly starts at 4-6 years. Steroids have been demonstrated to temporarily preserve muscle function and delay disease progression milestones, such as time to wheelchair dependency, by approximately 2 years, but the ultimate course of the disease is unaffected. In addition, steroids have potentially serious side effects, negatively affecting growth, bone mineral density and the immune system.

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

Deletions of any number of exons in the dystrophin gene may occur. The different mutations result in distinct sub-populations of DMD patients. The figure below shows the effect of the deletion of exons 48 – 50 in the dystrophin gene.

Effect of a deletion of exons 48-50 in the dystrophin gene

In this example, the deletion of exons 48—50 results in an mRNA that is out of the transcription reading frame since exons 47 and 51 do not fit together. Consequently, functional dystrophin will not be produced.

Exon skipping technology applied to DMD

Our therapeutic strategy for DMD is to use AON-induced exon skipping to allow a modified but still largely functional dystrophin protein to be produced so that muscle performance in patients with DMD may be maintained or even improved. Our AONs bind highly specifically to a selected exon in the pre-mRNA derived from the dystrophin gene. The exon is selected because it is, for instance, adjacent to a region where one or more exons have been deleted. As a result, the exon to which the AON binds is skipped over in the splicing process, allowing two non-consecutive exons to be joined across the gap. This results in what is termed “restoration of the reading frame”—in other words, the genetic instructions or code become legible again, and a modified but still largely functional dystrophin protein is produced. The figure below shows how an AON binding with exon 51 of the gene’s pre-mRNA can result in an in-frame mRNA transcript and production of a modified but still largely functional dystrophin protein.

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

Drisapersen

Our lead compound, drisapersen, is an AON with highly specific binding to exon 51 of the dystrophin gene’s pre-mRNA. The binding of drisapersen to exon 51 specifically induces exon 51 to be skipped when the mRNA for the dystrophin protein is created from the pre-mRNA. Given the frequencies reported in various international DMD mutation databases, the skipping of exon 51 could in principle correct the reading frame and produce shortened but functional dystrophin expression in approximately 13% of all DMD patients.

Drisapersen has been granted orphan drug designation in the United States, the European Union, Japan and Australia.

We demonstrated clinical proof of concept in four DMD patients receiving a single intramuscular 0.8 mg dose of drisapersen in a trial initiated in May 2006. In this study, drisapersen was safe and effective in specifically inducing exon 51 skipping and restoring dystrophin expression to 35% of normal levels in up to 97% of muscle fibers in the treated muscle area.

From October 2009 to January 2014, we operated under a collaboration agreement with GSK for the clinical development of drisapersen, and studies operated in this period were sponsored by, and under the sole budgetary decision-making of GSK. This collaboration was mutually terminated on January 12, 2014, and we have regained all rights for development and commercialization of drisapersen, including relevant intellectual property, and Prosensa’s DMD portfolio.

Other DMD compounds

One of our other exon skipping product candidates for DMD is PRO044, which, like drisapersen, is a highly sequence-specific AON that, in this case, induces exon 44 to be skipped when the mRNA for the dystrophin protein is created from the pre-mRNA. Given the frequencies reported in various international DMD mutation databases, the skipping of exon 44 could in principle correct the reading frame and produce shortened but functional dystrophin expression in approximately 6% of all DMD patients. PRO044 has obtained orphan drug designation in the United States and the European Union.

PRO045 has a similar chemical structure and the same mechanism of action as drisapersen and PRO044 and induces exon 45 skipping when the mRNA for the dystrophin protein is created from the pre-mRNA. Given the frequencies reported in various international DMD mutation databases, the skipping of exon 45 could in principle correct the reading frame and produce shortened but functional dystrophin expression in approximately 8% of all DMD patients. PRO045 has been granted orphan drug designation in the United States and the European Union.

PRO053 induces exon 53 skipping and could in principle correct the reading frame and produce functional dystrophin expression in approximately 8% of all DMD patients. PRO053 has been granted orphan drug designation in the United States and the European Union.

PRO052 and PRO055 induce exon 52 skipping and exon 55 skipping, respectively. Both have been granted orphan drug designation in the United States and the European Union and are currently in advanced preclinical development. Finally, our PROSPECT program, which includes a new and innovative application of our exon-skipping technology platform, multiple exon skipping, specifically targets rarer mutations (initially in the exon 10-40 region) in the dystrophin gene. This approach could have applicability for up to 20% of the DMD population. This program is still in the early pre-clinical phase.

Non-DMD compounds

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

Huntington’s disease (HD) is a devastating progressive neurodegenerative disorder characterized by chorea (abnormal involuntary movement) spreading to all muscles, progressive dementia and psychiatric manifestations such as depression and psychosis. In western countries, prevalence is estimated to be 5-10 in 100,000 individuals. No effective disease modifying treatment for HD currently exists. Our AON program for HD, PRO289, is in preclinical development. We have exclusive worldwide rights to PRO289 and are fully responsible for its research and development. PRO289 has been granted orphan drug designation in the United States.

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

In January 2014, we and GSK mutually terminated the collaboration pursuant to a termination agreement, which terminated all intellectual property license grants as well as any rights arising under the collaboration agreement (other than rights to payments that accrued prior to termination of the collaboration). In addition, the termination agreement required GSK to transfer to us certain data and know how, inventory, regulatory filings, clinical trial sponsorships, clinical study reports and material agreements relating to the development of our products. We and GSK each agreed to indemnify the other party with respect to certain acts and omissions.

Leiden University Medical Center

In September 2003, we obtained an exclusive worldwide license from LUMC for the application of its proprietary RNA modulation exon-skipping technology to develop treatments for selected neuromuscular disorders. The license agreement gives us the rights to apply the RNA modulation technology for the development of treatments for neuromuscular disorders as well as, after an amendment of the agreement in March 2008, indications outside the field of neuromuscular disorders. We have also granted LUMC a non-exclusive, royalty-free license to certain intellectual property we own for the purpose of enabling LUMC to perform internal, non-commercial research. The agreements with LUMC have been transferred to BioMarin as part of the Asset Sale. To date we have paid LUMC €3.6 million in milestone payments under the agreement.

Competition

We are engaged in segments of the biopharmaceutical and pharmaceutical industries that are highly competitive and rapidly changing.

We believe that our key competitor in DMD is Sarepta, a U.S. company focused on the development of their lead product candidate eteplirsen, which employs the same exon 51 skipping approach as drisapersen. PTC Therapeutics, Inc. developed Translarna (ataluren), which is indicated for a different genetic subpopulation of DMD patients than our portfolio aims to address. Translarna received conditional marketing authorization in the European Union in August 2014 for the treatment of ambulatory nmDMD patients five years and older.

In addition to the development programs described above, there are a number of drugs in development that could be complementary treatments to drisapersen or our other DMD product candidates and with whom which we may compete for patients to enroll in clinical trials. Asklepios Biopharmaceuticals, Inc. is developing biostrophin, a gene therapy approach, and Summit plc is developing a therapy to increase the production of utrophin (a dystrophin-like protein). Akashi Therapeutics, Inc. is developing HT-100, an oral analog of the antifibrotic halofuginone that acts as an inhibitor of type-I collagen synthesis and skin sclerosis and promotes myotube fusion, which is necessary for muscle regeneration. Different therapeutic approaches aiming at muscle tissue growth through myostatin inhibition are being investigated in clinical studies. These include PF-06252616 by Pfizer Inc. and ACE-031 by Acceleron Pharma.

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

Intellectual property

Until the completion of the Asset Sale, we owned or exclusively licensed U.S. patents, U.S. patent applications, European patents, European patent applications, international patent applications, and national patent applications or granted patents in other jurisdictions relating to our DMD program and our other discovery programs. All of our intellectual property was transferred to BioMarin as part of the Asset Sale.

Opposition proceedings against EP ‘249

In September 2008, EP 1619249 (‘249) was granted to LUMC. This patent relates to exon skipping using an oligonucleotide with a certain length, directed to the interior of a broad range of exons (including exons 46 and 51), as well as a number of method claims comprising the use of such an oligonucleotide.

We have been involved in ongoing proceedings with AVI Biopharma Inc. (now Sarepta) regarding EP ’249.

Patent Interference Proceedings

The United States Patent and Trademark Office has declared three patent interferences involving Prosensa’s examined and allowed composition claims to exon 53 and exon 51 antisense oligonucleotides and Sarepta’s issued composition claims to exon 53 and exon 51 antisense oligonucleotides. A third interference involved Prosensa’s examined and allowed method claims relating to exon 51 antisense oligonucleotides and Sarepta’s issued method claims relating to exon 51 antisense oligonucleotides.  Sarepta’s claims are in patents licensed from the University of Western Australia (UWA).  Prosensa’s claims are in patents licensed from LUMC.  Proceedings are still ongoing regarding these interferences.

C.	Organizational structure

The registrant corporation, Prosensa Holding N.V. in liquidatie, has no subsidiaries.

D.	Property, plant and equipment

We lease approximately 20,000 square feet of office and laboratory space at J.H. Oortweg 21 in Leiden, The Netherlands under non-cancellable operating lease agreements with lease terms between 1 and 5 years. The lease is held by BioMarin Nederland BV, a subsidiary of BioMarin Pharmaceutical Inc. This facility serves as the corporate headquarters and central laboratory facility. We believe that our existing facilities are adequate to meet current needs and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

As of December 31, 2014 there were no unresolved staff comments.

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

Overview

We are an innovative biotechnology company engaged in the discovery and development of ribonucleic acid-modulating, or RNA-modulating, therapeutics for the treatment of genetic disorders. Our primary focus is on rare neuromuscular and neurodegenerative disorders with a large unmet medical need, including Duchenne muscular dystrophy, myotonic dystrophy and Huntington’s disease. Our clinical portfolio of RNA-based product candidates is focused on the treatment of DMD. Six of our DMD compounds have been granted orphan drug designation in the United States (US) and the European Union (EU).  Drisapersen, our lead product candidate, has been granted orphan drug designation in the US, EU, Australia and Japan and has been granted breakthrough therapy designation by the FDA for the treatment of DMD.

We have financed our operations through offerings of equity securities, upfront, milestone and expense reimbursement payments received from GlaxoSmithKline, or GSK, under our research and development collaboration and license agreement, or the GSK Agreement, as well as funding from patient organizations, governmental bodies and bank loans. From January 1, 2002 until December 31, 2014, we raised gross proceeds of €56.4 million from private placements of equity securities and received £41.5 million (€47.4 million) in payments from GSK and €7.1 million in loans from patient organizations and governmental bodies. In July 2013, we raised proceeds of €64.0 million (before offering expenses) from our initial public offering (“IPO”) of ordinary shares on Nasdaq. On November 26, 2014, we entered into a convertible promissory note with BioMarin for a principal amount of €40.4 million. As of December 31, 2014, we had cash and cash equivalents of €90.7 million. To date, we have not generated any revenues from royalties or product sales. Based on our current plans, we do not expect to generate royalty or product revenues unless and until we obtain marketing approval for, and we commercialize, drisapersen or any of our other product candidates.

We have generated losses since we began our drug development operations in 2002. For the years ended December 31, 2014, 2013 and 2012, we incurred net losses of €43.1 million, €16.6 million and €9.9 million respectively. As of December 31, 2014, we had an accumulated deficit of €95.6 million.

On November 24, 2014 we entered into a purchase agreement with BioMarin. BioMarin launched an initial offering period (tender offer) to purchase all our ordinary shares. On January 15, 2015, BioMarin announced the completion of the previously announced offer by subsidiaries of BioMarin and purchased 93.4% of our shares. BioMarin immediately launched a subsequent offering period that expired on January 29, 2015. As of the expiration of the subsequent offering period, BioMarin paid approximately $659.3 million for approximately 34,970,514 of our shares, representing approximately 96.8% of all of our shares outstanding and for options that vested pursuant to the definitive purchase agreement. On February 12, 2015, we completed the Asset Sale and BioMarin paid an additional $20.8 million to our remaining shareholders that did not tender their shares under the offer. Effective February 12, 2015, Prosensa Holding N.V. is in liquidation under Dutch law. Our operations were mainly carried out through our subsidiary Prosensa Therapeutics B.V., which was transferred to BioMarin in the Asset Sale. Our operations continue to be carried out by Prosensa Therapeutics B.V. as a subsidiary of BioMarin. Effective April 27, 2015, Prosensa Therapeutics B.V. has changed its name to BioMarin Nederland B.V.

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

In January 2014, we and GSK mutually terminated the collaboration pursuant to a termination agreement, which terminates all intellectual property license grants as well as any rights arising under the collaboration agreement (other than rights to payments that accrued prior to termination of the collaboration). In addition, the termination agreement required GSK to transfer to us certain data and know how, inventory, regulatory filings, clinical trial sponsorships, clinical study reports and material agreements relating to the development of our products. We and GSK each agreed to indemnify the other party with respect to certain acts and omissions.

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

To date, we have paid LUMC €3.6 million in milestone payments under the agreement. The agreement with LUMC has been transferred to BioMarin as part of the Asset Sale.

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

Other loans & Finance costs

Certain loans from patient organizations have no fixed redemption schemes and repayment is due when certain pre-determined milestones are met. A change in the estimate in the redemption date impacts the carrying value of the loans. The effect of a one year delay of the redemption dates of these loans would have decreased our borrowing balance by €1.0 million as of December 31, 2014. A selected number of such loans were either repaid before the Asset Sale or were assigned to BioMarin Falcons B.V. in the Asset Sale.

Intangible assets

As of December 31, 2014, we recorded patents and licenses with a net book value of €0.4 million. As of December 31, 2014, there were no changes to management assumptions used to determine the patent and licenses’ recoverable amount, which exceeds the carrying value of €0.4 million.

Deferred revenue & License income

Upfront license fee payments received under the research and collaboration agreement with GSK were initially deferred and recognized based on the percentage of completion method, which required us to estimate the work performed to date as a proportion of the total work expected to be performed. As a result of the termination of the research and collaboration agreement, we were released from any performance obligations and recorded €14.7 million license revenue in the first quarter of 2014.

Revenue recognition and cost of license revenue

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

Other income

We are part of two pan-European consortia, each consortium has been awarded a Framework Programme 7 (“FP7”) research grant of €6 million from the European Commission to support respectively ongoing clinical study PRO045 and the development of imaging biomarkers for Duchenne muscular dystrophy (DMD). We have also received government research subsidies. Grant proceeds are deferred and other income is recognized based on the percentage of completion method.

To encourage research and development we obtained certain loans that generally bear interest at a rate below the market interest rate, considered by the company to be 12% over the last five years. The difference between fair value of the loans and the notional amount of the loans at inception is treated as a donation received for certain research and recognized in Other income over the periods during which expenses are incurred. As of December 31, 2014, €0.1 million (2013: €0.1 million) is deferred and will be recognized in Other income over the periods when expenses are incurred.

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

Share-based compensation

Employee stock options

We have adopted share-based compensation plans, pursuant to which certain participants are granted the right to acquire ordinary shares of the Company (option shares). The share-based compensation plans are equity-settled. Upon the exercise or award or vesting of a non-cash-settled award under the plans, we issue ordinary shares.

Following the completion of the tender offer of BioMarin on January 15, 2015, all share-based awards fully vested. At December 31, 2014, we revised our estimate of the number of equity instruments that were expected to vest and accelerated the vesting period in light of the transaction with BioMarin. The accelerated vesting of the awards resulted in a share-based compensation expense of €3.5 million for the year ended December 31, 2014.

Prior to our IPO, participants were not granted the right to acquire ordinary shares but (non-voting) depository receipts (“Depositary Receipts”) in respect of our ordinary shares. Upon the exercise or award or vesting of a non-cash-settled award under the plans, ordinary shares were issued to a Dutch foundation called Stichting Administratiekantoor Prosensa Holding (the “Foundation”), whose purpose was to facilitate administration of options and pool the voting interests of the underlying shares. The Foundation thereupon granted a Depository Receipt for each issued ordinary share to the person entitled to such ordinary share under an award. Legal title to the shares issued under the share-based compensation plan was held by the Foundation, and the voting rights attached to the shares were exercised by the Foundation at its own discretion. After our IPO the Foundation transferred the shares to the holders of Depository Receipts. The Foundation was dissolved during 2014.

Options are generally conditional on the employee completing a four year period of service (the vesting conditions). Each such option award vests based on the following schedule: (a) 25% on the first anniversary of the date of the grant, provided that on that date the relevant participant is still employed by us, and (b) the remaining 75% in 36 equal monthly installments over a three year period following the first anniversary of the date of grant subject to continued employment of the relevant participant. We decided to accelerate the vesting of the options as a result of the change of control.

The following table summarizes by grant date the number of options granted between January 1, 2012 and December 31, 2014:

Grant date	Options granted	Exercise price	Fair value of ordinary share	Per share estimated fair value of options
January, 2012	10,000	€0.01	€0.70	€0.69
March, 2012	15,000	€0.01	€0.70	€0.69
July, 2012	61,600	€0.01	€0.70	€0.69
October, 2012	31,250	€0.01	€0.70	€0.69
December, 2012	1,000,000	€0.01 –0.70	€0.70	€0.01 - 1.97
July, 2013	40,000	$19.25	$19.25	$12.81
December, 2013	167,920	$4.26	$4.26	$3.38
January, 2014	422,500	$6.0 - 6.2	$6.0 - 6.2	€3.1 - 3.6
June, 2014	46,500	$10.8	$10.8	€5.5
August/September, 2014	83,000	$8.4 – 9.9	$8.4 – 9.9	€4.6 - 5.1

On December 5, 2012, we granted to the members of the Management Board 1.0 million options that vest only upon a liquidity event such as a change of control of the Company or an IPO, subject to the continued employment of the member of the Management Board. Following our IPO, the maximum number of options eligible to vest was automatically reduced from 1.0 million to 800,000. In order for any options to become subject to vesting the sustained closing market price for the ordinary shares during any 20 consecutive trading days outside a lock-up or blackout period must exceed a threshold share price. The number of options subject to vesting increases between the threshold share price and the share price entitling the participant to exercise the maximum number of options. Upon each subsequent achievement of a sustained, higher closing market price or level of proceeds from a liquidity event, an additional number of options will become subject to vesting. Each option grant subject to vesting following our IPO will vest and become exercisable based on the following schedule: 25% of the options subject to vesting will vest the day immediately following attainment of such pricing levels (the initial vesting date), and an additional 2.083% will vest at the end of each successive one month period following the initial vesting date, subject to the continued employment of the relevant member of the management board.

Unless forfeited or exercised on an earlier date, the options expire 10 years after the grant date.

Prior to our initial public offering, we were a private company and lacked company-specific historical and implied volatility information and therefore estimated the expected volatility based on the historical volatility of certain publicly traded peer companies.  Volatility was set at 100% for options granted in 2014 and after our IPO on July 3, 2013, at 95% for options granted before July 3, 2013 and at 80% for options granted in 2012.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2014		2013		2012
	Average exercise price in € per share	Options	Average exercise price in € per share	Options	Average exercise price in € per share	Options
At January, 1	0.10	2,185,134	0.34	2,207,707	0.38	1,418,232
Granted	5.08	552,000	7.14	207,920	0.11	1,117,850
Exercised	1.57	208,587	0.01	30,493	0.10	316,376
Forfeited	1.70	40,341	0.13	200,000	0.01	11,999
At December, 31	1.06	2,488,206	0.10	2,185,134	0.34	2,207,707

All of the outstanding unvested options at December 31, 2014 became exercisable and fully vested on January 15, 2015. The weighted average share price at the time of exercise of the options during 2014 is $11.01. Out of the 2,185,134 options outstanding in 2013 (2012: 2,207,707), 923,528 options (2012: 604,252) were exercisable.

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

No tax charge or income was recognized during the reporting periods since we are in a loss-making position and have a history of losses. We have tax loss carry-forwards of €112.4 million as of December 31, 2014. As a result of the Dutch income tax law, tax loss carry-forwards are subject to a time limitation of nine years. Deferred income tax assets are recognized for tax losses and other temporary differences to the extent that the realization of the related tax benefit through future taxable profits is probable. We recognize deferred tax assets arising from unused tax losses or tax credits only to the extent the relevant fiscal unity has sufficient taxable temporary differences or if there is convincing other evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilized by the fiscal unity. Our judgment is that sufficient convincing other evidence is not available and a deferred tax asset is therefore not recognized.

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

Borrowings

From January 1, 2002 through December 31, 2014, we received the following loans from patient organizations and governmental bodies: €3,390,000 from Association Française contre les Myopathies (AFM), €840,000 from Agentschap NL, €500,000 from the Stichting Duchenne Parents Project, €387,000 from Charley’s Fund, €502,000 from Everest International Pte Ltd, €750,000 from Cure Duchenne, €163,000 from Aktion Benni & Co., €500,000 from Duchenne Children’s Trust and €65,000 from Villa Joep. These arrangements are generally in the form of below-market interest rate loans that become due upon the meeting of certain milestones in product development, generally a minimum threshold of commercialization success or successful completion of certain clinical trials. Significant judgment is required in determining when these pre-determined milestones are met and may vary over time, implying a change in the value of the loans.

As of December 31, 2014, we had outstanding notes convertible into our shares held by an affiliate of Cure Duchenne in a principal amount of €500 thousand and by BioMarin Falcons B.V. in a principal amount of €40.4 million. The fair value of the conversion option of those notes has been determined using option pricing models with key inputs classified as Level 3 in the fair value hierarchy. We have made assumptions on relevant factors such as the investor's conversion strategy or the probability of the notes being converted. As of December 31, 2014, none of the notes had been converted.

As a result of the Acquisition, a selected number of borrowings have been repaid either by us or by BioMarin in 2015. The total borrowings repaid as of the date of this Annual Report amounted to €2.7 million, which approximates their carrying value at December 31, 2014, plus the accrued interest until payment in 2015.

The repaid loans include €840,000 thousand from Agentschap NL. We had pledged part of our material and immaterial fixed assets that directly related to the project funded by this loan and this pledge was fully released following the repayment.

Recent accounting pronouncements

There are no IFRS standards as issued by the IASB or interpretations issued by the IFRS interpretations committee (e.g. Amendment to IAS 36 Impairment of Assets, Amendment IAS 39 Financial Instruments and IFRIC 21 Levies) that are effective for the first time for the financial year beginning on or after January 1, 2014 that had a material impact on our financial position.

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

These exemptions will apply for a period of five years following the completion of our IPO (2018) or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three- year period.

Financial operations overview

Total revenue

From October 2009 to January 2014, we operated under an exclusive worldwide collaboration with GSK for the development and commercialization of RNA-based therapeutics for DMD, with GSK exclusively licensing worldwide rights to develop and commercialize drisapersen and obtaining an option to exclusively license PRO044 and other specified assets in the Company’s DMD portfolio. Under the research and collaboration agreement, GSK paid us a total of £41.5 million (€47.4 million) in upfront and milestone payments. Under the research and collaboration agreement, GSK was responsible for all costs of clinical development of drisapersen.

On January 12, 2014, the research and collaboration agreement was mutually terminated pursuant to a termination agreement, which terminated all intellectual property license grants as well as any rights arising under the research and collaboration agreement (other than rights to payments that accrued prior to termination of the collaboration). In addition, the termination agreement required GSK to transfer to us certain data and know-how, inventory, regulatory filings, clinical trial sponsorships, clinical study reports and material agreements relating to the development of our products.

Until the termination agreement with GSK, our revenues consisted principally of license revenue and collaboration revenue. For 2014, 2013 and 2012, all of our license revenue and collaboration revenue was generated under the GSK Agreement.

•
License revenue. License revenue included upfront payments and milestone payments. In 2009, we received a £16.0 million (€17.2 million) nonrefundable upfront payment from GSK in connection with our entry into the GSK research and collaboration agreement. The agreement to terminate the research and collaboration agreement released us from any performance obligations under the upfront payments already received from GSK. As a result, we recognized €14.5 million deferred license revenue in 2014. The release from any performance obligations also resulted in recognition of €0.2 million revenue related to other services delivered under the research and collaboration agreement with GSK. Until December 31, 2013 we recognized this payment ratably over five years, and in each year we recognized revenue of €3.4 million. In addition, we recognized revenue of €2.2 million (2012: €2.3 million) related to unconditional milestone payments for research under the GSK Agreement.

•
Collaboration revenue. Collaboration revenue is revenue from contracts, typically for research and development activities under the GSK research and collaboration agreement. In 2014, collaboration revenue was minimal due to the termination of the research and collaboration agreement. In 2013 we recognized €3.3 million (2012: €2.1 million) of collaboration revenues. In each period the revenues were mainly for services provided under the GSK Agreement related to the research and development of drisapersen and PRO044.

Our financial results have varied substantially and are expected to continue to vary from period to period. Under our historical collaboration with GSK, GSK reimbursed us for the cost of the clinical trials of drisapersen as well as a substantial portion of the costs of the clinical trials of PRO044 and our natural history study of DMD, and paid us milestone payments upon successful development. Following the mutual termination of the collaboration in January 2014, we will bear the full cost of any additional clinical trials of drisapersen and our other DMD product candidates and will receive no future payments under the collaboration other than those accrued on the date of the termination. We are in liquidation, and our assets have been transferred to BioMarin as part of the Asset Sale.  Consequently, we do not expect to have future revenues.

Other income

Other income for the year ended December 31, 2014 amounts to €0.7 million (2013: €0.6 million; 2012: €0.2 million). We are part of two pan-European consortia, each of which has been awarded Framework Programme 7 (FP7) research grants from the European Commission, and we have also received governmental research grants. Grant proceeds are deferred, and other income is recognized based on the percentage of completion method for an amount of €0.7 million in the year ended December 31, 2014 (2013: €0.5 million, 2012: nil).

To encourage research and development we obtained certain loans that generally bear interest at a rate below the market interest rate, considered by the company to be 12% over the last five years. The difference between the fair value of the loans and the notional amount of the loans at inception is treated as a donation received for certain research performed by the company. As of December 31, 2014 an amount of €0.1 million (2013: €0.1 million, 2012: nil) is deferred and will be recognized in Other income over the periods during which expenses are incurred.

Cost of license revenue

We are obligated to make payments to LUMC upon the achievement of specified milestones, if any of our product candidates become successfully commercialized and if we generate certain revenues from sublicensing to a third party our rights under the agreement, as we historically have to GSK. For the years ended December 31, 2014, 2013 and 2012, we did not incur any costs associated with license revenue as we did not generate any applicable revenue.

Research and development expense

Research and development expense consists principally of:

•	salaries for research and development staff and related expenses, including social security costs;
•	costs for production of (pre)clinical compounds and drug substances by contract manufacturers;
•	fees and other costs paid to contract research organizations in connection with additional (pre)clinical testing and the performance of clinical trials;
•	costs of related facilities, materials and equipment;
•	costs associated with obtaining and maintaining patents and other intellectual property; and
•	amortization and depreciation of tangible and intangible fixed assets used to develop our product candidates.

Our future research and development expense may vary substantially from the periods presented in this report. Under our historical collaboration agreement with GSK, GSK reimbursed us or paid directly for the cost of the clinical trials of drisapersen, as well as a substantial portion of the costs of the clinical trials of PRO044 and the natural history study and paid us milestone payments upon successful compound development. As a subsidiary of BioMarin, we expect that BioMarin will make all future decisions regarding funding requirements and expenditures for our product candidates going forward.

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

Comparison of the year ended December 31, 2014 and 2013

	Year ended December 31,
	2014	2013	Change
	(€ in '000)		(%)
License revenue	14,695	5,626	161.2
Collaboration revenue	60	3,312	(98.2)
Total revenue	14,755	8,938	65.1
Other income	741	560	32.3
Research and development expense	(31,990)	(18,460)	73.3
General and administrative expense	(25,897)	(7,734)	234.8
Other (losses)/gains - net	(23)	112	(120.5)
Operating loss	(42,414)	(16,584)	155.8
Finance income	824	645	27.8
Finance costs	(1,493)	(665)	124.5
Finance (costs)/income – net	(669)	(20)	3,245.0
Net loss	(43,083)	(16,604)	159.5

Total Revenue

License revenue increased €9.1 million in the year ended December 31, 2014, compared to the corresponding period in 2013 due to the termination of the research and collaboration agreement with GSK and the related release of deferred revenue balances.

Collaboration revenue is revenue from contracts, typically for research and development activities related to the services provided under the research and collaboration agreement. The decrease in collaboration revenue to €0.1 million in the year ended December 31, 2014 from €3.3 million in the year ended December 31, 2013 is due to the termination of the research and collaboration agreement. Pursuant to the termination of our collaboration with GSK, we do not expect any future license or collaboration revenue under the collaboration. Any new collaboration arrangements we may enter into and the terms we are able to negotiate may impact our revenue for future periods. We therefore believe that period to period comparisons should not be relied upon as indicative of our future revenues.

Other income

Other income in the year ended December 31, 2014, amounts to €0.7 million (2013: €0.6 million). We are part of two pan-European consortia, each of which has been awarded Framework Programme 7 (“FP7”) research grants from the European Commission, and we have also received governmental research grants. Grant proceeds are deferred, and other income is recognized based on the percentage of completion method.

We obtained certain loans made to support research and development that generally bear interest at a rate below the market interest rate, considered by us to be 12% over the last five years. The difference between fair value and the notional amount at inception is treated as a grant received for certain research performed by us and is deferred and recognized in other income over the periods during which research and development expenses are incurred. We recognized other income related to these loans for an amount of €0.01 million in the year ended December 31, 2014 (2013: €0.01 million).

Research and Development Expense

Project expenses by project		Year ended December 31,
	2014	2013	Change
	(€ in '000)		(%)
DMD Projects	22,914	11,563	98.2
PRO044	1,386	1,168	18.7
PRO045 and PRO053	6,111	4,850	26.0
Other DMD projects	15,417	5,545	178.0
Non-DMD projects	1,211	1,183	2.4
Infrastructure costs	7,865	5,714	37.6
Total	31,990	18,460	73.3

Research and development expense increased from €18.5 million in 2013 to €32.0 million in 2014. Our research and development expense is highly dependent on the development phases of our projects and therefore fluctuates highly from period to period. After termination of the research and collaboration agreement with GSK in January 2014, GSK did not reimburse us or pay directly for the cost of the clinical trials of drisapersen, as well as a substantial portion of the costs of the clinical trials of PRO044 and the Natural History study.

The variances in expense between 2014 and 2013 are mainly due to the following projects:

•
DMD projects. The DMD project expenses mainly consist of salaries, costs for production of the compounds, costs paid to contract research organizations and costs relating to preparing our regulatory filings for drisapersen. During 2014, we mostly incurred expenses related to the expansion of our development and regulatory capabilities, other expenses for drisapersen (€11.1 million), costs for progressing clinical Phase I/II studies of both PRO045 and PRO053 (€6.1 million) and preparation for the PRO044 extension study planned to start in 2015 (€1.4 million). In 2014, we also incurred research and development expenses for our other projects supporting the DMD program, such as the Natural History study and PROSPECT.

•	Non-DMD projects. The expenses for our non-DMD projects DM1 and HD mainly consist of outsourced studies.

•
Infrastructure costs: we incur a significant amount of costs associated with our research and development that are less dependent on individual ongoing programs and they are therefore not allocated to specific projects, of which intellectual property expenses increased in 2014 (€2.0 million).

General and Administrative Expense

General and administrative expense increased to €25.9 million from €7.7 million in the years ended December 31, 2014 and 2013, respectively. The increase is primarily due to share-based compensation expense and costs related to the acquisition by BioMarin in the year ended December 31, 2014, offset by expenses related to our initial public offering (IPO) in the same period in 2013.

Other (Losses)/Gains-net

Other (losses)/gains mainly related to currency effects on outstanding receivables in the years ended December 31, 2014 and 2013.

Finance Income

Finance income increased €0.2 million in the year ended December 31, 2014, compared to the same period in 2013 mainly due to currency effects in our cash and cash equivalents and the fair value adjustments of financial liabilities.

Finance Cost

Finance cost increased €0.8 million in the year ended December 31, 2014, compared to 2013. Higher finance costs were mainly due to higher outstanding borrowing balances in 2014.

Comparison of the year ended December 31, 2013 and 2012

	Year ended December 31,
	2013	2012	Change
	(€ in '000)		(%)
License revenue	5,626	5,726	(1.7)
Collaboration revenue	3,312	2,127	55.7
Total revenue	8,938	7,853	13.8
Other income	560	174	221.8
Research and development expense	(18,460)	(14,393)	28.3
General and administrative expense	(7,734)	(4,023)	92.2
Other gains -net	112	49	128.6
Operating loss	(16,584)	(10,340)	60.4
Finance income	645	796	(19.0)
Finance costs	(665)	(348)	91.1
Finance (costs)/income – net	(20)	448	(104.5)
Other comprehensive income	–	–	–
Net loss	(16,604)	(9,892)	67.9

License revenue

License revenue decreased to €5.6 million in 2013 from €5.7 million in 2012. In 2009, we received a £16.0 million (€17.2 million) nonrefundable upfront payment from GSK in connection with our entry into the GSK Agreement. We are recognizing this payment ratably over five years, and in each of 2013 and 2012, we recognized revenue of €3.4 million related to this agreement. In addition, we recognized revenue of €2.2 million and €2.3 million related to unconditional milestone payments received under the GSK Agreement in the years 2013 and 2012, respectively.

Collaboration revenue

Collaboration revenue increased to €3.3 million in 2013 from €2.1 million in 2012. This revenue was generated from services provided under the GSK Agreement and increased due to additional research and development activities on drisapersen and PRO044.

Other income

Other income increased to €0.6 million in 2013 from €0.2 million in 2012. During 2013 we were awarded research grants from the European Commission as well as other research subsidies. Grant proceeds are deferred and other income is recognized based on the percentage of completion method which totaled €0.5 million during the year ended December 31, 2013.

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

Research and development expense

Project expenses by project	2013	2012	Change
	(€ in thousands)%
DMD Projects
PRO044	1,168	1,438	(18.8)
PRO045 and PRO053	4,850	3,283	47.7
Other DMD projects	5,545	3,723	48.9
Non-DMD projects	1,183	1,444	(18.1)
Infrastructure costs	5,714	4,505	26.8
Total	18,460	14,393	28.3

Research and development expense increased to €18.5 million in 2013 from €14.4 million in 2012. Our research and development expense is highly dependent on the development phases of our projects and therefore fluctuates highly from year to year. The variances in expense between 2013 and 2012 are mainly due to the following projects:

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

General and administrative expense

General and administrative expense increased substantially to €7.7 million in 2013 from €4.0 million in 2012. The increase was primarily related to costs associated with our IPO in the amount of €1.4 million, additional costs incurred for operating as a public company and non-cash share-based compensation charges.

Other gains - net

Other gains mainly related to foreign currency results on outstanding receivable balances in 2013 and 2012.

Finance income

Finance income decreased to €0.6 million in 2013 from €0.8 million in 2012 due to lower interest rates on cash deposits in 2013 offset by higher cash balances in 2013. Finance income in these years consisted primarily of interest income recognized on short-term deposits.

Finance cost

Finance cost increased to €0.7 million in 2013 from €0.3 million in 2012. Higher finance costs are mainly due to new borrowings from patient organizations and governmental bodies totaling €2.6 million received in December 2012 and during 2013.

B.	Liquidity and capital resources

To date, we have financed our operations through private placements of our equity securities and our IPO, upfront, milestone and expense reimbursement payments received from GSK, as well as funding from patient organizations, governmental bodies and bank loans and a promissory note with BioMarin.

We are exposed to changes in economic environment such as changes in interest rates. At December 31, 2014 if our interest rates on borrowings had been 0.1% higher/lower with all other variables held constant, post-tax results for the year would have been €49 thousand (2013: €8 thousand 2012: €6 thousand) lower/higher as a result of changes in the fair value of the borrowings.

Cash flows

Comparison of the year ended December 31, 2014 and 2013

Our cash and cash equivalents as of December 31, 2014 were €90.7 million. The table below summarizes our statement of cash flows for the years ended December 31, 2013 and 2014:

Year ended December 31,
	2014	2013
	(€ in thousands)
Net cash (used in)/generated from operating activities	(31,363)	(21,968)
Net cash (used in)/generated from investing activities	(1,044)	(426)
Net cash (used in)/generated from financing activities	40,792	63,877
Net increase/(decrease) in cash and cash equivalents	8,385	41,483
Currency effect cash and cash equivalents	86	11
Cash and cash equivalents at the beginning of the period	82,232	40,738
Cash and cash equivalents at the end of the period	90,703	82,232

The net cash used in operating activities of €31.4 million in the year ended December 31, 2014, increased from net cash used in operating activities of €22.0 million in 2013 mainly due to a higher operating loss excluding license income and share based compensation expenses (both non-cash items) for a net amount of €32.5 million and increased cash generated from changes in working capital for an amount of €22.3 million. For an explanation of the operating loss, please see “Results of Operations”.

The net cash used in investing activities increased to €1.0 million in the year ended December 31, 2014 from €0.4 million in 2013 due to higher investments in fixed assets offset by the decrease in restricted cash.

The decrease in net cash generated from financing activities to net cash generated of €40.8 million in the year ended December 31, 2014, from net cash generated of €63.9 million in 2013 is due to a decrease in net proceeds from issuance of share capital of €62.8 million in the year ended December 31, 2014, compared to the same period in 2013 which included the proceeds from our IPO, an increase in received borrowings of €39.9 million offset with higher repayment of borrowings of €0.3 million in the year ended December 31, 2014, and €0.2 million lower amount of finance lease redemptions in the year ended December 31, 2014, compared to the same period in 2013.

Comparison of the year ended December 31, 2013 and 2012

Our cash and cash equivalents as of December 31, 2013 were €82.2 million. The table below summarizes our statement of cash flows for the years ended December 31, 2013 and 2012:

	Year ended December 31,
	2013	2012
	(€ in thousands)
Net cash (used in)/generated from operating activities	(21,968)	(3,725)
Net cash (used in)/generated from investing activities	(426)	(327)
Net cash (used in)/generated from financing activities	63,877	25,977
Net increase (decrease) in cash and cash equivalents	41,483	21,925
Currency effect cash and cash equivalents	11	70
Cash and cash equivalents at the beginning of the period	40,738	18,743
Cash and cash equivalents at the end of the period	82,232	40,738

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

The net cash used in investing activities increased to €0.4 million in the year ended December 31, 2013 from €0.3 million in the year ended December 31, 2012, due to higher investments in tangible fixed assets.

The increase in net cash generated from financing activities to €63.9 million in the year ended December 31, 2013 from €26.0 million in the year ended December 31, 2012, is primarily attributable to the net proceeds of the share issuance in 2012 for an amount of €22.7 million compared to the net proceeds of €63.2 million received from our IPO in July 2013 offset by a decrease of €2.8 million in borrowings received.

Funding requirements

Our funding requirements may vary substantially from the periods presented in this report. Under our historical collaboration with GSK, GSK reimbursed us for the cost of the clinical trials of drisapersen as well as a substantial portion of the costs of the clinical trials of PRO044 and our natural history study of DMD, and paid us milestone payments upon successful development. As a subsidiary of BioMarin, we expect that BioMarin will make all future decisions regarding funding requirements and expenditures for our product candidates going forward.

Capital Expenditures

The following table sets forth our capital expenditures for the years ended December 31, 2014, 2013 and 2012.

	Year ended December 31,
	2014	2013	2012
Investments in tangible fixed assets	630	605	182
Investments in intangible assets	614	121	198
Total	1,244	726	380

For the year ended December 31, 2014, we made total investments of €1.3 million in tangible and intangible fixed assets related to the expansion of our development and regulatory capabilities, of which €1.2 million was paid.

For the year ended December 31, 2013, we invested €0.7 million in tangible and intangible fixed assets, including €57 thousand in tangible assets not paid for at December 31, 2013. We also lease various laboratory and office equipment under non-cancellable finance lease agreements. In 2014, 2013 and 2012 we recorded non-cash increases to our property and equipment related to assets acquired under finance leases of nil, €66 thousand and €52 thousand respectively.

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

F.	Tabular disclosure of contractual obligations

The table below sets forth our contractual obligations and commercial commitments as of December 31, 2014 that are expected to have an impact on liquidity and cash flow in future periods.

	Payments due by period
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total (€ in thousands)

Debt obligations (1)(2)	42,550	-	-	6,802	49,352
Operating lease obligations (3)	868	595	-	-	1,463
R&D purchase commitments (4)	1,280	-	-	-	1,280
Other non-current liabilities (5)	-	677	-	-	677
Finance lease obligations (6)	-	-	-	-	-
Total	44,698	1,272	-	6,802	52,772

(1)
Debt obligations consist of loans from patient organizations and governmental bodies and our loan with BioMarin Falcons B.V. (the BioMarin loan). In February 2015, €40.9 million of our debt obligations due in less than one year was transferred to BioMarin Falcons B.V., the issuer of the BioMarin loan. Most loans from patient organizations and governmental bodies have no fixed repayment scheme, but repayment (including incurred interest) is due when certain pre-determined milestones are met. See “Item 5. Operating and Financial Review and Prospects—A. Operating results—Critical accounting policies and significant judgments and estimates—Borrowings.” Because we cannot predict what portion will be due in less than five years, we have classified these repayments in the category “More than 5 years.”

(2)
As disclosed in our consolidated financial statements, certain loan agreements include additional payments due after we reach a predefined commercial sales milestone. These conditional payments total a maximum of approximately €5.0 million if all such commercial sales milestones are exceeded. These amounts do not include conditional future interest payable.

(3)
Operating lease obligations consist of payments pursuant to lease agreements for office and laboratory facilities, which terms will expire before the third quarter of 2016, as well as lease agreements for office furniture, which will expire in 2017.

(4)
R&D purchase commitments mainly consist of clinical supply manufacturing contracts. We enter into contracts in the normal course of business with CROs for clinical trials and with vendors for safety and research studies, research supplies and other services and products for operating purposes. These contracts generally provide for termination on notice, and therefore are cancelable contracts and not included in the table of contractual obligations and commitments.

(5)	Other non-current liabilities includes accrued professional fees related to the BioMarin Acquisition.

(6)	In 2014 we repaid all our remaining finance lease obligations.

G.	Safe harbor

See “Forward Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

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

On January 13, 2015, we held an extraordinary general meeting of shareholders whereat we approved certain agenda items to become effective upon the Closing, including the resignation of certain managing and supervisory directors and the appointment of new managing and supervisory directors designated by BioMarin.  Thus, as a result of the Closing, the resignation of all pre-Closing managing directors became effective, with the exception of Giles Campion who did not resign.  Also effective upon the Closing were the resignations of all pre-Closing supervisory directors, with the exception of David Mott who did not resign.  The appointments of Scott Clarke and Richard Holslag to the management board, and Hans Schikan, Henry Fuchs, Robert Baffi and G. Eric Davis to the supervisory board, became effective upon the Closing, and the reappointments of David Mott to the supervisory board and Giles Campion to the management board became effective upon the Closing as well.

The following table presents our supervisory directors. David Mott is the chairman of our supervisory board. The term of each of our supervisory directors will terminate on the earliest of (i) such time as BioMarin owns 100% of our outstanding shares (ii) the cessation of the Company following its dissolution and liquidation or (iii) November 23, 2015.

Name	Age
Robert Baffi	59
G. Eric Davis	43
Henry Fuchs	57
David Mott	49
Hans Schikan	56

The following is a brief summary of the business experience of our supervisory directors. Unless otherwise indicated, the current business address for each of our supervisory directors is J.H. Oortweg 21, 2333 CH Leiden, the Netherlands.

Robert Baffi has served on our supervisory board since January 2015. Dr. Baffi joined BioMarin in May 2000 and currently serves at BioMarin as Executive Vice President of Technical Operations responsible for overseeing the company’s manufacturing, process development, quality, GMP and GLP compliance and analytical chemistry departments. From 1986 to 2000, Dr. Baffi served in a number of increasingly responsible positions at Genentech, primarily in the functional area of quality control. Prior to Genentech, Dr. Baffi worked for Cooper BioMedical as a Research Scientist and at Becton Dickinson Research Center as a Post-Doctoral Fellow. Dr. Baffi has contributed to more than 20 regulatory submissions for product approval in the United States and Europe and to more than 50 regulatory submissions for investigational new drug testing. Dr. Baffi received a Ph.D, M.Phil and a B.S. in biochemistry from the City University of New York and an M.B.A. from Regis University. We believe Dr. Baffi is qualified to serve on the supervisory board because of his experience in the biopharmaceutical industry, his current role as executive vice president technical operations of BioMarin, as well as his service on other boards of directors.

G. Eric Davis has served on our supervisory board since January 2015. Mr. Davis joined BioMarin in March 2004, and currently serves at BioMarin as Senior Vice President, General Counsel and Secretary. From 2000 to 2004, Mr. Davis worked in the San Francisco office of Paul Hastings Janofsky & Walker LLP, where he served on the firm's national securities practice committee. Mr. Davis has represented public and private companies and venture capital and investment banking firms in a wide range of corporate and securities matters, mergers and acquisitions, strategic alliance matters, and intellectual property-related business transactions. His experience involves a variety of industries, including biotechnology and life sciences. Mr. Davis received a B.A. in political economy from the University of California, Berkeley, and a J.D. from the University of San Francisco School of Law. We believe Mr. Davis is qualified to serve on the supervisory board because of his experience as an attorney, his role as general counsel and secretary of BioMarin, as well as his service on other boards of directors.

Henry Fuchs has served on our supervisory board since January 2015. Dr. Henry Fuchs joined BioMarin in 2009 and currently serves at BioMarin as Executive Vice President and Chief Medical Officer. Previously he served as Executive Vice President and Chief Medical Officer of Onyx Pharmaceuticals. He served as a Director of Ardea Biosciences beginning in November 2001 and as its Chief Executive Officer from January 2003 until June 2005. Dr. Fuchs first joined Ardea as Vice President, Clinical Affairs in October 1996 and was appointed President and Chief Operating Officer in November 2001. From 1987 to 1996, Dr. Fuchs held various positions at Genentech where, among other responsibilities, he led the clinical program that resulted in the approval of Genentech’s Pulmozyme. Dr. Fuchs was also responsible for the Phase III development program that led to the approval of Herceptin to treat metastatic breast cancer. Dr. Fuchs received an M.D. degree from George Washington University and a B.A. degree in biochemical sciences from Harvard University. We believe Dr. Fuchs is qualified to serve on the supervisory board because of his experience in the biopharmaceutical industry, his current role as chief medical officer of BioMarin, and his experience on the board of directors of other public biopharmaceutical companies.

David Mott has served on our supervisory board since 2012 and as its chairman since 2013. Mr. Mott has served as a general partner of New Enterprise Associates, an investment firm focused on venture capital and growth equity investments, since September 2008, where he leads the healthcare investing practice. Prior to joining New Enterprise Associates, Mr. Mott was President and Chief Executive Officer of MedImmune LLC, subsidiary of AstraZeneca plc, and Executive Vice President of AstraZeneca plc. From 1992 to 2008, Mr. Mott worked at MedImmune Limited and served in numerous roles during his tenure including Chief Operating Officer, Chief Financial Officer, President and Chief Executive Officer. Prior to joining MedImmune, Mr. Mott was a Vice President in the Health Care Investment Banking Group at Smith Barney, Harris Upham & Co. Inc. Mr. Mott is currently Chairman of 3-V Biosciences, Inc., Ardelyx, Inc., Cydan, Mersana, TESARO, Inc., and Vtesse, and a

director or lead director of Edimer and Epizyme, Inc. Mr. Mott received a Bachelor of Arts degree from Dartmouth College. Mr. Mott was nominated to serve on our board by New Enterprise Associates, one of our shareholders.  We believe that Mr. Mott is qualified to serve on the supervisory board because of his experience as a venture capital investor, his experience in the pharmaceutical industry and his service on the boards of directors of other biopharmaceutical companies.

Hans Schikan has served on our supervisory board since January 2015 and served as our Chief Executive Officer from January 2009 until January 2015. Mr. Schikan has more than 25 years of senior managerial experience in the pharmaceutical and biotechnology industries. From May 2004 until January 2009, Mr. Schikan worked at Genzyme Corporation in various executive roles, including Vice President of Global Marketing and Strategic Development for its rare genetic disease franchise. In this position he oversaw the launch of various orphan drugs globally. Prior to Genzyme, Mr. Schikan worked at Organon International from 1986 to 2004 in various senior business roles across different geographies, including managing director positions in multiple countries. Mr. Schikan also serves as Non-executive Director of Swedish Orphan Biovitrum A.B. and Member of the Core Team of the Dutch Top Sector Life Sciences & Health. He is also past Chairman of Nefarma, the Dutch Association of Research Based Pharmaceutical Industry and served as an Executive Board Member of the Dutch Top Institute Pharma. Mr. Schikan holds a Pharm.D. degree from the University of Utrecht, the Netherlands. We believe that Mr. Schikan is qualified to serve on the supervisory board because of his experience in the biopharmaceutical industry, his previous role as chief executive officer of the Company, his extensive knowledge of the Company and its business and his experience on the board of directors of another public biopharmaceutical company, as well as on the boards of various other organizations in the biopharmaceutical industry.

Following the completion of the Asset Sale, Stichting Prosensa, the liquidation entity, took over management of the Company on February 12, 2015 to commence and effectuate the liquidation process in accordance with Dutch law. The following table lists the members of the current management board of Stichting Prosensa:

Name	Age	Position
Tim Koster	58	Liquidator
Wilbert van Twuijver	58	Liquidator

The following is a brief summary of the business experience of the members of Stichting Prosensa. Unless otherwise indicated, the current business addresses for the members of Stichting Prosensa is Weena 210-212, 3012 NJ Rotterdam, The Netherlands.

Tim Koster has served as our liquidator since February 2015. Tim holds a Master’s Degree in Dutch law from Groningen State University. He has almost 30 year experience in the fields of business law and property law. After having worked in private practice as an attorney with Nolst Trenité in Rotterdam (now Simmons & Simmons Trenité) from 1984 to 1990, he joined Mountleigh International in Rotterdam as senior legal counsel. In 1992 he joined Rodamco, first as legal counsel for Rodamco Continental Europe and later as general counsel (1995) and Corporate Secretary (1997) of Rodamco N.V. In these functions he was responsible for corporate compliance and securities matters

Wilbert van Twuijver has served as our liquidator since February 2015. Wilbert graduated in political economy (1984) and in business economics (1987) at the Erasmus University in Rotterdam. After that he completed the postgraduate study Accountancy. Wilbert is a certified public accountant in the Netherlands. Between 1984 and 1995, he worked in the international audit and advisory practice of Coopers & Lybrand (currently PricewaterhouseCoopers), from 1993 as Senior Manager. From 1995 – 2000 he joined the Robeco Group as Corporate Controller for Rodamco N.V.

B.	Compensation

Employment agreements of managing directors

Prior to the Acquisition, we had employment agreements with each of our managing directors. The employment agreements contained a termination notice period of three months for the managing director and six months for us. All of the employment agreements provided that the managing director may be terminated in the event of an urgent reason (dringende reden) at any time, without advance notice. Each employment agreement provided for severance pay upon (i) a termination of the managing director’s employment without cause, (ii) the resignation of the managing director within 12 months following a change in control event or (iii) or at the end of their term of appointment, unless the managing director is re-appointed. For termination without cause, this severance pay was calculated based on that managing director’s annual remuneration. The employment agreements for Giles Campion, Luc Dochez and Berndt Modig provided for severance pay upon a termination of the managing director’s employment by us without cause in the amount of 50% of their annual remuneration. The employment agreement for Hans Schikan provided for severance pay upon termination of his employment by us without cause in the amount of 100% of his annual remuneration. Each employment agreement provided for a lump-sum payment following a change in control subject to certain conditions. That payment was equal to 130% of the individual’s annual gross fixed salary in effect at the time of the change in control for Giles Campion, Luc Dochez and Berndt Modig and 150% for Hans Schikan. In the event of a disability of a managing director, we were to continue to pay that managing director’s salary for an extended period up to 104 weeks. This obligation was to survive a termination of the employment agreement. The employment agreements contained post-termination restrictive covenants, including post-termination non-competition and non-solicitation covenants. These covenants typically lasted for a period of at least six months post-termination. In connection with the Acquisition, these agreements were terminated.

Long-term incentive plans

Prior to the Acquisition, we had certain share incentive plans in place. In connection with the Acquisition, all granted share-awards fully vested and these plans were terminated.

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

Upon the exercise or award or vesting of a non-cash -settled Award under the Incentive Plans, participants would receive ordinary shares upon the exercise or award or vesting of a non-cash -settled award under the Incentive Plans.

2010 Equity Incentive Plan

In 2010 we established the 2010 Equity Incentive Plan (“the 2010 Plan”) with the purpose of advancing the interests of our shareholders by enhancing our ability to attract, retain and motivate individuals who are expected to make important contributions to us and by providing those persons with performance- based incentives that are intended to better align their interests with those of our shareholders.

The outstanding Awards under the 2010 Plan covered up to 4,080,276 awards and the 2010 Plan permitted grants of Awards covering up to 4% of our outstanding ordinary shares each year from the date of the annual general meeting of shareholders until the date of the subsequent annual general meeting of shareholders.

Plan Administration . The 2010 Plan was administered by our management board. Approval of the supervisory board was required for all aggregate and significant individual grants of Awards under the 2010 Plan and the terms and conditions of exercise, vesting, purchase or repurchase in relation thereto.

Eligibility. All of our employees, managing directors and supervisory directors, as well as consultants, advisors and members of advisory committees were eligible to be granted Awards.

Awards. Awards included Options, SARs, Restricted Shares, Restricted Stock Units and Other Stock-Based Awards (each as defined below).

Share Options

Subject to the approval of the supervisory board, the management board could grant options to purchase ordinary shares (“Options”) and determine the number of shares to be covered by each Option, the exercise price of each Option and the conditions and limitations applicable to the exercise of each Option event. With respect to

Options with only service-based vesting conditions, 25% of the Options would on the first anniversary of the grant date, and the remaining 75% would vest in 36 equal monthly installments over a three year period following the first anniversary of the date of grant subject to continued employment of the relevant participant. With respect to Options with service-based vesting conditions combined with vesting conditions subject to our IPO, 25% of the Options would vest upon specified price thresholds of our ordinary shares, and 2.0833% would vest monthly thereafter subject to the continued employment of the relevant participant. Following the Acquisition, all Options immediately vested.

The exercise price was specified in the applicable Option agreement and could be less than, equal to, or greater than the fair market value per ordinary share on the date the Option was granted. The fair market value per ordinary share was based on the quoted market price of our ordinary shares. Each Option was exercisable at such times and subject to such terms and conditions as the management board would specify in the applicable Option agreement with a maximum term of ten years.

Stock Appreciation Rights

Subject to the approval of the supervisory board, the management board could grant Awards consisting of Stock Appreciation Rights (“SARs”) entitling the holder, upon exercise, to receive an amount of Depositary Receipts or cash or a combination thereof determined by reference to appreciation, from and after the date of grant, in the fair market value of an ordinary share over the measurement price established by the management board. The management board established the measurement price of each SAR and specified it in the applicable SAR agreement pursuant to an applicable formula. The measurement price could not be less than 100% of the fair market value on the date the SAR was granted. Each SAR was exercisable at such times and subject to such terms and conditions as the management board would specify in the applicable SAR agreement with a maximum term of ten years. We have never issued SARs.

Restricted Shares

Subject to the approval of the supervisory board, the management board could grant Awards entitling the holder to acquire Depositary Receipts (“Restricted Shares”), subject to our right to repurchase all or part of such Depositary Receipts at their issue price or other stated or formula price from the holder in the event that conditions specified by the management board in the applicable Award agreement were not satisfied prior to the end of the applicable restriction period or periods established by the management board for such Award. The management board determined the terms and conditions of a Restricted Share.

Restricted Stock Units

Subject to the approval of the supervisory board, the management board could grant Awards entitling the holder to receive ordinary shares or cash to be delivered at vesting (“Restricted Stock Units”). The management board determined the terms and conditions of a Restricted Stock Unit. Holders of Restricted Stock Units could be entitled to dividend equivalents. We have never issued Restricted Stock Units.

Other Stock -Based Awards

Other Awards of Depositary Receipts, and other Awards that were valued in whole or in part by reference to, or are otherwise based on, Depositary Receipts or other property, could be granted to participants (“Other Stock-Based Awards”). Such Other Stock-Based Awards were also available as a form of payment in the settlement of other Awards granted under the 2010 Plan or as payment in lieu of compensation to which a participant was otherwise entitled. Other Stock- Based Awards could be paid in Depositary Receipts or cash, as the management board determined. The management board determined the terms and conditions of each Other Stock-Based Award, including the conditions for vesting and repurchase and the issue price, if any. We have never issued Other Stock-Based Awards.

Amendment. Subject to the approval of the supervisory board, the management board could amend, suspend or terminate the 2010 Plan or any portion thereof at any time. Unless otherwise specified in the amendment, any amendment to the 2010 Plan would apply to, and be binding on the holders of, all Awards outstanding under the 2010 Plan at the time the amendment was adopted, provided the supervisory board determined that such amendment, taking into account any related action, did not materially and adversely affect the rights of participants under the 2010 Plan. In addition, we could from time to time establish one or more sub -plans under the 2010 Plan for purposes of satisfying applicable securities, tax or other laws of various jurisdictions.

Prior stock option plans

In 2007 we established our 2007 Employee Stock Option Plan (as amended and restated in 2010, the “2007 Plan”), in 2006 we established our 2006 Employee Stock Option Plan (the “2006 Plan”) and in 2004 we established our 2004 Employee Stock Option Plan (the “2004 Plan,” and together with the 2007 Plan and the 2006 Plan, the “Prior Plans”). Each of the Prior Plans permitted the grant of options (“Options”) to purchase Depositary Receipts. The Options were subject to transfer restrictions. Each of the Prior Plans was terminated at our annual general meeting of shareholders on June 14, 2013.

Plan Administration . Under each of the Prior Plans, an Option would be granted with the approval of the supervisory board and was evidenced by an Option agreement signed by the participant to indicate his acceptance of its terms and conditions. We have not issued any future Options under any of the Prior Plans.

Eligibility. Under the 2006 Plan, Options could only be granted to an employee or a supervisory board member. Under the 2007 Plan and 2004 Plan, Options could be granted to an employee, a supervisory board member or a scientific advisory board member.

Option Exercise Price. The exercise price to acquire one Depositary Receipt upon exercise of an Option was determined by the management board in its sole discretion upon granting the Options.

Vesting Period. Under each of the Prior Plans, the option period commenced at the date of grant and lasted ten years. Under the 2007 Plan, generally 25% of the Depositary Receipts underlying Options vested on the first anniversary of the grant date, and 2.0833% vested monthly thereafter. Under each of the 2006 Plan and the 2004 Plan, generally all the Depositary Receipts underlying Options vested immediately, with us having the right to repurchase a portion of the underlying Depositary Receipts if the employee or supervisory board member left within four years of the grant date. As a result of the Acquisition, all Options under the Prior Plans immediately vested.

Amendment. Subject to the approval of our shareholders and the supervisory board, we were authorized to amend each of the Prior Plans at any time and in any manner we deemed fit. We have not amended any of the Prior Plans.

Compensation of managing directors and supervisory directors

Dutch law provides that we must establish a policy in respect of the remuneration of our managing directors. As a result of the Acquisition, BioMarin will determine the future remuneration of our managing directors.

Directors compensation 2014

Managing directors1

(in € thousand)	Schikan	Modig	Dochez	Campion	Total
Periodic compensation	370	240	240	256	1,106
Long-term employee benefits	78	49	22	53	202
Bonuses	185	96	96	102	479
Share-based payment expense	1,057	419	429	459	2,364
Total	1,690	804	787	870	4,151

1 The managing directors served on the Management Board until January 14, 2015 (other than Giles Campion, who remained on the Management Board).

Supervisory directors2

(in € thousand)	Mott	Ellens	Goodfellow	Gemayel	Kleijwegt	Jenkins	Wygza	Total
Periodical compensation	60	50	43	44	43	15	28	283
Share-based payment expense.	72	83	87	120	72	175	209	818
Total	132	133	130	164	115	190	237	1,101

2 The supervisory directors served on the Supervisory Board until January 14, 2015 (other than David Mott, who remained on the Supervisory Board).

Stock options granted in 2014

Managing directors

Beneficiary	Grant date	Number of options	Strike price USD	Expiration date
Hans Schikan	January 28, 2014	160,000	6.0	2024
Berndt Modig	January 28, 2014	70,000	6.0	2024
Luc Dochez	January 28, 2014	70,000	6.0	2024
Giles Campion	January 28, 2014	80,000	6.0	2024

Supervisory directors
Beneficiary	Grant date	Number of options	Strike price USD	Expiration date
David Mott	-	-	-	-
Daan Ellens	-	-	-	-
Peter Goodfellow	-	-	-	-
Georges Gemayel	January 23, 2014	40,000	6.2	2016
Martijn Kleijwegt	-	-	-	-
Michael Wygza	June 17, 2014	40,000	10.8	2017
Annalisa Jenkins	August 20, 2014	40,000	9.4	2018

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

C.	Board practices

The following tables disclose our managing and supervisory directors as of December 31, 2014 (prior to the Acquisition).

Supervisory directors

Name	Age	Term	Year Service Commenced
Daan Ellens	65	2015	2007
Georges Gemayel	53	2016	2014
Peter Goodfellow	63	2015	2008
Annalisa Jenkins	49	2018	2014
Martijn Kleijwegt	59	2016	2008
David Mott	49	2016	2012
Michael Wyzga	60	2017	2014

Managing directors

Name	Age	Position	Year Service Commenced
Hans Schikan	55	Chief Executive Officer	2009
Berndt Modig	55	Chief Financial Officer	2010
Giles Campion	59	Chief Medical Officer and Sr VP R&D	2009
Luc Dochez	39	Chief Business Officer and Sr VP Business Development	2008

Supervisory board

Supervisory directors are appointed by the general meeting of shareholders upon a binding nomination of the supervisory board for a term of up to four years. As a result of the Acquisition, BioMarin will determine future nominations of our supervisory directors.

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

Management board

The supervisory board determines the number of managing directors. Managing directors are appointed by the general meeting of shareholders upon a binding nomination of the supervisory board for a term of up to four years. As a result of the Acquisition, BioMarin will determine future appointments of our managing directors.

At least once per year the management board informs the supervisory board in writing of the main lines of our strategic policy, the general and financial risks and the management and control system.

Supervisory Board Committees

Upon the Closing, our supervisory board dissolved our committees.

Audit committee

Until January 15, 2015, the audit committee consisted of Daan Ellens, Michael Wyzga and Georges Gemayel. Mr. Wyzga served as Chairman of the committee. The audit committee consisted exclusively of members of our supervisory board who are financially literate, and Michael Wyzga and Daan Ellens were considered an “audit committee financial expert” as defined by the SEC. In addition, under SEC and Nasdaq rules, there are heightened independence standards for members of the audit committee, including a prohibition against the receipt of any compensation from us other than standard supervisory director fees. All of our audit committee members met this heightened standard. The audit committee was governed by a charter that complied with Nasdaq rules.

The audit committee was responsible for:

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

Compensation committee

Until January 15, 2015, the compensation committee consisted of David Mott, Daan Ellens and Georges Gemayel. Mr. Mott served as Chairman of the committee. The committee recommended to the supervisory board for determination the compensation of each of our managing directors. Under Nasdaq rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard supervisory director fees. All of our compensation committee members met this heightened standard.

The compensation committee was responsible for:

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

•	periodically reviewing, in consultation with our Chief Executive Officer, our management succession planning; and

•	reviewing and assessing risks arising from our compensation policies and practices for our employees and whether any such risks are reasonably likely to have a material adverse effect on us.

D.	Employees

As of December 31, 2014, we had 95 employees. None of our employees is subject to a collective bargaining agreement or represented by a trade or labor union. We established a workers’ council for our employees effective as of February 2014. We consider our relations with our employees to be good.

E.	Share ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

BioMarin Acquisition

On January 15, 2015, BioMarin announced the Closing by subsidiaries of BioMarin to purchase all of our issued and outstanding ordinary shares, nominal value €0.01 per share. On February 5, 2015, Prosensa and BioMarin Falcons B.V. entered into the Asset Sale agreement that closed on February 12, 2015, pursuant to which BioMarin Falcons B.V. or its designee acquired all of Prosensa’s assets and assumed all of Prosensa’s liabilities. On February 11, 2015, we filed a Form 25, Notification of Removal from Listing and/or Registration, under Section 12(b) of the Securities Exchange Act of 1934 with the SEC in order to voluntarily delist our registered shares from the NASDAQ Global Select Market, which became effective 10 days after filing. NASDAQ suspended trading of our shares after the market closed on February 11, 2015. By reason of the Closing and Asset Sale, our managing and supervisory directors no longer hold ordinary shares. As of February 10, 2015, BioMarin owned approximately 96.8% of our ordinary shares.

Significant Changes in Ownership by Major Shareholders

We have recently experienced significant changes in the percentage ownership held by major shareholders as a result of the Closing and Asset Sale. Prior to the Closing and Asset Sale, our principal shareholders were entities affiliated with Abingworth Partners, New Enterprise Associates 13, Limited Partnership, Deerfield Management, Life Sciences Partners, Kempen Capital Management, Idinvest Partners and Gimv N.V.

Holders

As of March 23, 2015, the date we requested the deregistration of our ordinary shares with the SEC, we had approximately 59 holders of record of our ordinary shares.

B.	Related party transactions

The following is a description of related party transactions we have entered into since January 1, 2011 with any of our members of our supervisory board or management board and the past holders of more than 5% of our ordinary shares.

BioMarin Acquisition

See “Item 7.A—Major shareholders—BioMarin Acquisition” above.

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

Equity Incentive Plans and Foundation

See “Item 6—B. Compensation—Long-term incentive plans.”

Registration rights agreement

Following the consummation of our IPO, we entered into a registration rights agreement with certain of our existing shareholders pursuant to which we granted them certain registration rights.  The agreement is no longer applicable there are no longer any outstanding “registrable securities” as defined under the agreement.

Indemnification Agreements

We have entered into indemnification agreements with our managing directors and supervisory directors. The indemnification agreements and our Articles of Association require us to indemnify our managing directors and supervisory directors to the fullest extent permitted by law. See “Item 6B. Compensation – Insurance and Indemnification” for a description of these indemnification agreements.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated statements and other financial information

Financial statements

See “Item 18. Financial Statements,” which contains our financial statements prepared in accordance with IFRS.

Legal Proceedings

From time to time we are involved in legal proceedings that arise in the ordinary course of business. We believe that the outcome of these proceedings, if determined adversely, will not have a material adverse effect on our financial position. During the period covered by the audited and approved financial statements contained herein, we have been a party to a purported class action lawsuit. The litigation is in its earliest stages, and we intend to defend the action vigorously. We have not paid any damages in connection with the litigation nor are we able at present to reasonably estimate potential losses. An adverse resolution could have a material adverse effect on our financial position.

Dividends and Dividend Policy

We have not declared cash dividends on our common stock in the years 2014, 2013 or 2012. In conjunction with the Asset Sale, we made an advance liquidation distribution to our remaining shareholders, with each remaining shareholder receiving a cash payment equal to $17.75 per share as well as one contingent value right to receive cash payments of up to $4.14 per share in the aggregate upon the achievement of the right to market and sell drisapersen in the United States and in the European Union, without interest thereon and less any applicable withholding taxes.

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

Our ordinary shares began trading on the Nasdaq Global Select Market on June 28, 2013 under the symbol RNA. The following table sets forth the high and low sales prices as reported by NASDAQ for each quarter:

	High	Low
Year Ended December 31, 2013
June 28, 2013	$20.00	$16.97
Third Quarter	34.55	5.65
Fourth Quarter	7.30	3.43
Year Ended December 31, 2014
First Quarter	$8.80	$4.31
Second Quarter	13.32	4.12
Third Quarter	12.83	7.74
Fourth Quarter	22.80	8.11

On February 11, 2015, we filed a Form 25, Notification of Removal from Listing and/or Registration, under Section 12(b) of the Securities Exchange Act of 1934 with the SEC in order to voluntarily delist our registered shares from the NASDAQ Global Select Market, which became effective 10 days after filing. NASDAQ suspended trading of our registered shares after the market closed on February 11, 2015.

D.	Selling shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.	Share capital

Not applicable.

B.	Memorandum and articles of association

Our shareholders have adopted the Articles of Association filed as Exhibit 1.1 to our Form 20-F with the SEC on March 18, 2014.

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

Cash dividends payable on our ordinary shares and cash interest payments to holders of our debt securities may be remitted from the Netherlands to non- residents without legal restrictions imposed by the laws of the Netherlands, except that (i) such payments must be reported to the Dutch Central Bank for statistical purposes only and (ii) the transfer of funds to jurisdictions subject to general economic sanctions adopted in connection with policies of the United Nations, European Commission or similar measures imposed directly by the Government of the Netherlands may be restricted.

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

Taxation in the Netherlands

The following is intended as general information only and it does not purport to present any is not a comprehensive or complete description of all aspects of Dutch tax law which could be of relevance to a holder of ordinary shares (a “Shareholder”). For Dutch tax purposes, a Shareholder may include an individual who or an entity that does not have the legal title of the shares, but to whom nevertheless the shares are attributed based either on such individual or entity holding a beneficial interest in the shares or based on specific statutory provisions. These include s, including statutory provisions pursuant to which shares are attributed to an individual who is, or who has directly or indirectly inherited from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds the shares.

Prospective Shareholders should consult their tax adviser regarding the tax consequences of any purchase, ownership or disposal of ordinary shares.

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

Any reference hereafter made to a treaty for the avoidance of double taxation concluded by the Netherlands includes the Tax Regulation for the Kingdom of the Netherlands (Belastingregeling voor het Koninkrijk), the Tax Regulation for the country of the Netherlands (Belastingregeling voor het land Nederland) and the Agreement between the Taipei Representative Office in the Netherlands and the Netherlands Trade and Investment Office in Taipei for the avoidance of double taxation.

Withholding Tax

A Shareholder is generally subject to Dutch dividend withholding tax at a rate of 15% on dividends distributed by the company. Generally, the company is responsible for the withholding of such dividend withholding tax at source; the dividend withholding tax is for the account of the Shareholder.

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

•	partial repayment of paid-in capital, that is

o	not recognized for Dutch dividend withholding tax purposes, or

o	recognized for Dutch dividend withholding tax purposes, to the extent that the company has “net profits” (zuivere winst), unless

(a)	the general meeting of Shareholders has resolved in advance to make such repayment, and

(b)	the nominal value of the ordinary shares concerned has been reduced with an equal amount by way of an amendment to the Articles of Association of the company.

The term “net profits” includes anticipated profits that have yet to be realized.

Notwithstanding the above, no withholding is required in the event of a repurchase of ordinary shares, if certain conditions are fulfilled.

If a Shareholder is resident or deemed to be resident in the Netherlands such Shareholder is generally entitled to an exemption or a full credit for any Dutch dividend withholding tax against his Dutch (corporate) income tax liability and to a refund of any residual Dutch dividend withholding tax.

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

Taxes on income and capital gains

This section does not describe the possible Dutch tax considerations or consequences that may be relevant to a Shareholder:

•	who is an individual and for whom the income or capital gains derived from the ordinary shares are attributable to employment activities, the income from which is taxable in the Netherlands

•
that is an entity which is, pursuant to the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969, "CITA") , not subject to Dutch corporate income tax or is in full or in part exempt from Dutch corporate income tax (such as a qualifying pension fund);

•	that is an investment institution (beleggingsinstelling) as defined in article 6a or 28 CITA; or

•	which is entitled to the participation exemption (deelnemingsvrijstelling) with respect to the ordinary shares as defined in article 13 CITA.

Residents in the Netherlands

The description of certain Dutch tax consequences in this paragraph is only intended for the following Shareholders:

(a)     individuals who are resident or deemed to be resident in the Netherlands for Dutch income tax purposes (“Dutch Individuals”); and

(b)     entities that are subject to the CITA and are resident or deemed to be resident in the Netherlands for corporate income tax purposes “Dutch Corporate Entities”).

Dutch Individuals engaged or deemed to be engaged in an enterprise or in miscellaneous activities

Dutch Individuals are generally subject to income tax at statutory progressive rates with a maximum of 52% (2015) with respect to any benefits derived or deemed to be derived from Dutch Enterprise Shares (as defined below), including any capital gains realized on the disposal thereof.

“Dutch Enterprise Shares” are shares or any right to derive benefits from shares:

•
which are attributable to an enterprise from which a Dutch Individual derives profits, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder); or

•
of which the benefits are taxable in the hands of a Dutch Individual as benefits from miscellaneous activities (resultaat uit overige werkzaamheden) including, without limitation, activities which are beyond the scope of active portfolio investment management.

Dutch Individuals having a (fictitious) substantial interest

Dutch Individuals are generally subject to income tax at statutory rate of 25% (2015) with respect to any benefits derived or deemed to be derived from shares, excluding Dutch Enterprise Shares, (including any capital gains realized on the disposal thereof) that are attributable to a (fictitious) substantial interest (such shares being “Substantial Interest Shares”).

Generally, a Shareholder has a substantial interest (aanmerkelijk belang) in the company if such Shareholder, alone or together with his partner, directly or indirectly:

•
owns, or holds certain rights on, shares representing 5% or more of the total issued and outstanding capital of the company, or of the issued and outstanding capital of any class of shares of the company;

•
holds rights to, directly or indirectly, acquire shares, whether or not already issued, representing 5% or more of the total issued and outstanding capital of the company, or of the issued and outstanding capital of any class of shares of the company; or

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

Dutch Individuals not engaged or deemed to be engaged in an enterprise or in miscellaneous activities or having a (fictitious) substantial interest

Generally, a Dutch Individual who owns shares, excluding Dutch Enterprise Shares and Substantial Interest Shares, will be subject annually to an income tax imposed on a fictitious yield on such shares under the regime for savings and investments (inkomen uit sparen en beleggen). Irrespective of the actual income or capital gains realized, the annual taxable benefit of all the assets and liabilities of a Dutch Individual that are taxed under this regime, including the shares, is set at a fixed amount. The fixed amount equals 4% (2015) of the fair market value of the assets reduced by the liabilities and measured, in general, exclusively at the beginning of every calendar year. The tax rate under the regime for savings and investments is a flat rate of 30% (2015).

Dutch Corporate Entities

Dutch Corporate Entities are generally subject to corporate income tax at statutory rates up to 25% (2015) with respect to any benefits derived or deemed to be derived (including any capital gains realized on the disposal) of shares.

Non-residents in the Netherlands

A Shareholder other than a Dutch Individual or Dutch Corporate Entity, will not be subject to any Dutch Taxes on income or capital gains with respect to the ownership and disposal of the shares, other than dividend withholding tax as described above, except if:

•
the Shareholder derives profits from an enterprise, whether as entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a Shareholder, which enterprise is, in whole or in part, carried on through a permanent establishment or a permanent representative (vaste vertegenwoordiger) in the Netherlands, to which the shares are attributable;

•
the Shareholder is an individual and derives benefits from miscellaneous activities carried out in the Netherlands in respect of the shares, including, without limitation, activities which are beyond the scope of active portfolio investment management;

•
the Shareholder is an individual and has a substantial interest or a fictitious substantial interest in the company, which (fictitious) substantial interest is not attributable to the assets of an enterprise;

•
the Shareholder is not an individual and has a substantial interest or a fictitious substantial interest in the company, which (fictitious) substantial interest is not attributable to the assets of an enterprise and (one of) the main purposes of the chosen ownership structure is the evasion of Dutch income tax or dividend withholding tax.

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

U.S. federal income tax considerations for U.S. holders

Following the Acquisition and in conjunction with the Asset Sale, we made an advance liquidation distribution to our remaining shareholders. As a result of the advance liquidation distribution and the Post-Closing Reorganization, we have limited assets, no further distributions are expected to be made and our ordinary shares are expected to have little to no value. The Post-Closing Reorganization, including the Asset Sale and our subsequent dissolution and liquidation, is a process available to BioMarin under Dutch law.

Stichting Prosensa, a foundation (stichting) organized and existing under Dutch law, has been appointed as the liquidator to carry out the liquidation of our remaining assets once our dissolution has become effective. U.S. holders of our ordinary shares should consult their own tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ordinary shares in their particular circumstances, including the consequences of receiving cash and contingent value rights pursuant to the advance liquidation distribution.

F.	Dividends and paying agents

Not applicable.

G.	Statement by experts

Not applicable.

H.	Documents on display

On March 23, 2015, we filed a Form 15 with the SEC under the Exchange Act, requesting the deregistration of our ordinary shares under the Exchange Act and the suspension of our reporting obligations under the Exchange Act. We have not arranged (nor are we planning to arrange) for the listing of our ordinary shares on another U.S. securities exchange or for quotation of the ordinary shares on any other quotation medium in the United States.

Prior to such date, we were subject to the informational requirements of the Exchange Act. Accordingly, we were required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

I.	Subsidiary information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

Until the Acquisition, we were exposed to a variety of financial risks: market risk (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. Our overall risk management program focused on the unpredictability of financial markets. Following the Acquisition, we expect to be part of BioMarin’s risk management program.

Market risk

We were exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar. Until December 31, 2014, our functional currency was the euro, but we acquired materials in U.S. dollars. No formal practice was established to manage the foreign exchange risk against our functional currency. As of December 31, 2014, there was outstanding a net liability in US dollars of €12.5 million.

Our interest rate risk arose from long-term borrowings that were issued at variable rates. This risk was partially offset by cash held at variable rates. Borrowings issued at fixed rates exposed us to interest rate risk. During 2014, 2013 and 2012, our borrowings were mainly denominated in euros.

If interest rates on borrowings had been 0.1% higher/lower with all other variables held constant, after-tax total comprehensive loss for all the periods presented would have been less than €0.1 million lower/higher as a result of changes in the fair value of the borrowings. The effect of a change in interest rates of 0.1% on borrowings would have had an insignificant effect on after-tax total comprehensive loss for the year.

Credit Risk

GSK funding (milestone payments, collaboration revenue and reimbursable research expenses) has been critical for our product development programs and until the termination of our agreement with GSK, we considered it the main credit risk. We had a limited group of external counterparties of which the most significant was GSK. We managed credit risk on a group basis.

Our cash and cash equivalents were invested primarily in saving and deposit accounts with original maturities of three months or less. Saving and deposit accounts generated interest income. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ were accepted at the beginning of the term.

We did business with a limited group of external parties. If external parties were independently rated, these ratings were used. If there is no independent rating, the credit quality of these parties was assessed, taking into account their financial position, past experience and other factors. As of December 31, 2014 no credit limits had been exceeded since the beginning of 2011. We have not incurred any losses over the reporting period.

Liquidity Risk

Following the Asset Sale and advance liquidation distribution in February 2015, Prosensa has limited assets and the ordinary shares are expected to have little to no value.

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

Our managing board, including our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2014, have concluded that based on the evaluation of these controls and procedures required by Rule 13a-15(b) of the Exchange Act, our disclosure controls and procedures were effective.

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

Internal control over financial reporting is defined in rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the audited consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The effectiveness of our internal control over financial reporting as of December 31, 2014, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on those criteria, management has concluded that as of December 31, 2014, the Company’s internal control over financial reporting is effective.

C.	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting as we are an emerging growth company.

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

ITEM 16.  [RESERVED]

ITEM 16A. Audit committee financial expert

Our supervisory board had determined that Daan Ellens and Michael Wygza, independent directors, were audit committee financial experts, as that term is defined by the SEC, until their resignation from the supervisory board on January 15, 2015. On February 11, 2015, we filed a Form 25, Notification of Removal from Listing and/or Registration, under Section 12(b) of the Securities Exchange Act of 1934 with the SEC in order to voluntarily delist our shares from the NASDAQ Global Select Market, which became effective 10 days after filing. NASDAQ suspended trading of our shares after the market closed on February 11, 2015. Following the delisting, as a non-listed company and majority-owned subsidiary of BioMarin, we intend to follow the internal policies of BioMarin that are applicable to majority-owned subsidiaries. We no longer have an audit committee or an audit committee financial expert.

ITEM 16B. Code of ethics

Code of Business Conduct and Ethics

At the time of our initial public offering, we adopted a Code of Business Conduct and Ethics which covered a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as insider trading and equal opportunity and non-discrimination standards. Until the Closing, our Code of Business Conduct applied to all of our supervisory directors, managing directors and employees. Our supervisory directors, managing directors and employees are now subject to BioMarin’s corporate compliance and ethics program.

ITEM 16C. Principal Accountant Fees and Services

The information required under by item 16C is included in note 32 of the consolidated financial statements in Item 18 of Part III.

ITEM 16D. Exemptions from the listing standards for audit committees

Not applicable.

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers

In 2014, no purchases of our equity securities were made by or on behalf of Prosensa or any affiliated purchaser.

ITEM 16F.  Change in registrant’s certifying accountant

Not applicable.

ITEM 16G.  Corporate governance

Summary of Significant Corporate Governance Differences From Nasdaq Listing Standards

Our ordinary shares were previously listed on the Nasdaq Global Select Market, or Nasdaq. We were therefore required to comply with certain of the Nasdaq’s corporate governance listing standards, or the Nasdaq Standards. As a foreign private issuer, we were able to follow our home country’s corporate governance practices in lieu of certain of the Nasdaq Standards. Our corporate governance practices differed in certain respects from those that U.S. companies must adopt in order to maintain a Nasdaq listing. On February 11, 2015, we filed a Form 25, Notification of Removal from Listing and/or Registration, under Section 12(b) of the Securities Exchange Act of 1934 with the SEC in order to voluntarily delist our shares from the NASDAQ Global Select Market, which became effective 10 days after filing. NASDAQ suspended trading of our shares after the market closed on February 11, 2015. Following the delisting, we are no longer subject to the Nasdaq Standards.

ITEM 16H. Mine safety disclosure

Not applicable.

PART III

ITEM 17. Financial statements

We have responded to Item 18 in lieu of this item.

ITEM 18. Financial statements

Financial Statements are filed as part of this annual report, see page F-1.

ITEM 19. Exhibits

(a)      The following documents are filed as part of this registration statement:

Exhibit No.	Exhibit

1.1	Articles of Association of Prosensa Holding N.V. (incorporated by reference to exhibit 1.1 of the Prosensa Holding N.V. Form 20-F filed with the Commission on March 18, 2014).
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

4.6
Termination Agreement, dated January 12, 2014, between Prosensa Holding NV and Glaxo Group Limited. (incorporated by reference to exhibit 4.6 of the Prosensa Holding N.V. Form 20-F filed with the Commission on March 18, 2014).

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

4.10
Purchase Agreement, dated as of November 23, 2014, among Prosensa Holding N.V., BioMarin Pharmaceutical Inc. and BioMarin Falcons B.V. (incorporated by reference to exhibit 99.1 of the Prosensa Holding N.V. Form 6-K filed with the Commission on November 24, 2014).

Exhibit No.	Exhibit
4.11
Prosensa Holding N.V. Convertible Promissory Note, made as of November 26, 2014 (incorporated by reference to exhibit 99.1 of the Prosensa Holding N.V. Form 6-K filed with the Commission on November 26, 2014).

4.12*	Asset Purchase Agreement, dated as of February 5, 2015, between Prosensa Holding N.V. and BioMarin Falcons B.V.
12.1*	Certification of G. Eric Davis pursuant to 17 CFR 240.13a-14(a).
12.2*	Certification of Brian R. Mueller pursuant to 17 CFR 240.13a-14(a).
13.1*	Certification of G. Eric Davis pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350
13.2*	Certification of Brian R. Mueller pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350

*	Filed herewith

†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

(b)      Financial Statement Schedules

None.

Signatures

Pursuant to the requirements of the Securities Act of 1933, Prosensa Holding N.V. in liquidatie certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf.

PROSENSA HOLDING N.V. IN LIQUIDATIE

By:	/s/ Tim Koster
	Name:	Tim Koster, on behalf of Stichting Prosensa
	Title:	Liquidator

By:	/s/ Wilbert van Twuijver
	Name:	Wilbert van Twuijver, on behalf of Stichting Prosensa
	Title:	Liquidator

April 30, 2015

Index to consolidated financial statements of Prosensa Holding N.V. in liquidatie

Report of Independent Registered Public Accounting Firm

To Management Board and shareholders of Prosensa Holding N.V. in liquidatie

In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Prosensa Holding N.V.in liquidatie  and its subsidiaries at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Emphasis on liquidation of the company

As described in note 2.1, the company has transferred all the assets and liabilities following the acquisition by Biomarin and the legal entity is in liquidation. Our opinion is not qualified in respect of this matter.

/s/ PricewaterhouseCoopers Accountants N.V.

PricewaterhouseCoopers Accountants N.V.
Utrecht, The Netherlands
April 30, 2015

Consolidated statement of comprehensive income

				December 31,
	Note	2014	2013	2012
		€ (‘000 except per share data)
License revenue	19	14,695	5,626	5,726
Collaboration revenue	19	60	3,312	2,127
Total revenue		14,755	8,938	7,853
Other income	20	741	560	174
Research and development expense	22	(31,990)	(18,460)	(14,393)
General and administrative expense	23	(25,897)	(7,734)	(4,023)
Other (losses)/gains - net	25	(23)	112	49
Operating loss		(42,414)	(16,584)	(10,340)
Finance income	26	824	645	796
Finance costs	26	(1,493)	(665)	(348)
Finance (costs)/income – net		(669)	(20)	448
Net loss		(43,083)	(16,604)	(9,892)
Other comprehensive income		-	-	-
Total comprehensive loss*		(43,083)	(16,604)	(9,892)
Loss per share from operations attributable to the equity holders of the Company during the period (in € per share)
Basic and diluted loss per share	28	(1.20)	(0.51)	(0.37)

*      Total comprehensive loss is fully attributable to equity holders of the Company

The notes are an integral part of these consolidated financial statements.

Consolidated balance sheet

€ (‘000)		As of December 31,
	Note	2014	2013
Assets
Non-current assets
Leasehold improvements and equipment	6	1,910	2,177
Intangible assets	7	1,058	758
Other financial assets	8,11	89	289
Total non-current assets		3,057	3,224
Current assets
Trade and other receivables	8,9,13	2,724	4,403
Prepayments	12	1,381	931
Cash and cash equivalents	8,9,14	90,703	82,232
Total current assets		94,808	87,566
Total assets		97,865	90,790

Equity and liabilities
Equity attributable to owners of the parent
Share capital		361	359
Share premium		119,548	119,222
Other reserves		5,977	2,123
Accumulated deficit		(58,494)	(41,890)
Unappropriated earnings		(43,083)	(16,604)
Total equity	15	24,309	63,210
Liabilities
Non-current liabilities
Borrowings – non-current portion	8,18	6,722	7,630
Other non-current payables	17	677	-
Derivative financial instruments	10	-	22
Deferred revenue/income	19,20	81	10,852
Total non-current liabilities		7,480	18,504
Current liabilities
Borrowings – current portion	8,18	42,652	191
Derivative financial instruments	10	-	8
Trade and other current payables	8,17	22,910	5,150
Deferred revenue/income	19,20	514	3,727
Total current liabilities		66,076	9,076
Total liabilities		73,556	27,580
Total equity and liabilities		97,865	90,790

The notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

€ (‘000)	Common Share capital	Class O Share capital	Class A Share capital	Class B Share capital	Total Share capital	Share premium	Other reserves	Accumulated deficit	Unappropriated earnings	Total equity
Balance at January 1, 2014	359	-	-	-	359	119,222	2,123	(41,890)	(16,604)	63,210
Net loss	-	-	-	-	-	-	-	-	(43,083)	(43,083)
Appropriation of result	-	-	-	-	-	-	-	(16,604)	16,604	-
Share-based payments	-	-	-	-	-	-	3,543	-	-	3,543
Proceeds from shares issued	2	-	-	-	2	326	-	-	-	328
Convertible financial instrument	-	-	-	-	-	-	311	-	-	311
Balance at December 31, 2014	361	-	-	-	361	119,548	5,977	(58,494)	(43,083)	24,309

Balance at January 1, 2013	35	7	74	175	290	56,118	1,056	(31,998)	(9,892)	15,574
Net loss	-	-	-	-	-	-	-	-	(16,604)	(16,604)
Appropriation of result	-	-	-	-	-	-	-	(9,892)	9,892	-
Share-based payments	-	-	-	-	-	-	1,067	-	-	1,067
Proceeds from shares issued	69	-	-	-	69	63,958	-	-	-	64,027
Share issuance cost	-	-	-	-	-	(854)	-	-	-	(854)
Conversion preference shares	256	(7)	(74)	(175)	-	-	-	-	-	-
Balance at December 31, 2013	359	-	-	-	359	119,222	2,123	(41,890)	(16,604)	63,210

Balance at January 1, 2012	31	7	74	84	195	33,557	876	(20,419)	(11,579)	2,630
Net loss	-	-	-	-	-	-	-	-	(9,892)	(9,892)
Appropriation of result	-	-	-	-	-	-	-	(11,579)	11,579	-
Share-based payments	-	-	-	-	-	-	180	-	-	180
Proceeds from shares issued	4	-	-	91	95	22,937	-	-	-	23,032
Share issuance cost	-	-	-	-	-	(376)	-	-	-	(376)
Balance at December 31, 2012	35	7	74	175	290	56,118	1,056	(31,998)	(9,892)	15,574

The notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows

€ (‘000)		Year ended December 31,
	Note	2014	2013	2012
Cash flows from operating activities
Net loss		(43,083)	(16,604)	(9,892)
Adjustments for:
- Amortization/depreciation	6,7	1,291	1,203	1,165
- Costs employee share option plan	16	3,543	1,067	180
- Reversal finance cost/(income), net	26	734	20	(448)
- Changes in the fair value of derivatives		(92)	(18)	(5)
- Changes in trade and other receivables	12,13	1,194	(2,751)	(745)
- Changes in trade and other payables	17	18,334	28	(990)
- Currency effect (outstanding) receivables and payables		23	(133)	(141)
- Changes in deferred revenue	19	(13,984)	(5,523)	6,680
		(32,040)	(22,711)	(4,196)
Interest received		708	790	546
Interest paid		(31)	(47)	(75)
Cash (used in)/generated from operating activities		(31,363)	(21,968)	(3,725)
Cash flows from investing activities
Purchases of tangible fixed assets	6	(630)	(605)	(182)
Purchases of intangible assets	7	(614)	(121)	(198)
Decrease of other financial assets	11	200	300	53
Net cash (used in)/generated from investing activities		(1,044)	(426)	(327)
Cash flows from financing activities
Proceeds from issuance of share capital	15	328	64,027	23,032
Issuance cost deducted from share premium	15	-	(854)	(376)
Proceeds from borrowings	18	40,955	1,052	3,853
Redemption financial lease	18	(91)	(248)	(432)
Repayments of borrowings	18	(400)	(100)	(100)
Net cash (used in)/generated from financing activities		40,792	63,877	25,977
Net increase/(decrease) in cash and cash equivalents		8,385	41,483	21,925
Currency effect cash and cash equivalents		86	11	70
Cash and cash equivalents at beginning of the period		82,232	40,738	18,743
Cash and cash equivalents at end of the period	14	90,703	82,232	40,738
Restricted cash	11	-	200	500

The notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

1.	General information

Prosensa Holding N.V. in liquidatie (together with its subsidiaries referred to as the Company here from), BioMarin Falcons B.V. and BioMarin Pharmaceutical Inc. have entered into a purchase agreement dated November 23, 2014 (the Purchase Agreement). Pursuant to the Purchase Agreement, BioMarin Falcons B.V. together with BioMarin Giants B.V. has made a tender offer (the Offer) for all the outstanding ordinary shares with a nominal value of € 0.01 in exchange for:

(i)	USD 17.75 per Share, in cash, without interest (the Cash Consideration) and

(ii)
one contingent value right (a CVR) which shall represent the right to receive the Milestone Payments, if any, at the times provided for in the Contingent Value Rights Agreement, per Share, without interest.

Approximately 96.76% of Prosensa Holding’s Shares have been purchased by BioMarin Falcons B.V. and BioMarin Giants B.V. (‘purchasers’), pursuant to the tender offer completed on January 15, 2015 including the extended Offer period ended January 29, 2015.

Simultaneously with the entering into the Purchase Agreement, the management board and the supervisory board have resolved to approve the sale and transfer of the Company’s all assets and liabilities to BioMarin Falcons B.V. (the Purchaser). At an extraordinary general meeting of shareholders held on January 13, 2015, the shareholders of the Company have approved, among other things, the sale and transfer of all the assets and liabilities of the Company to the Purchaser and the dissolution (ontbinding) and subsequent liquidation (vereffening) of the Company in accordance with article 2:19 of the Dutch Civil Code. Following the closing of the Offer and the Subsequent Offer Period, the Parties after due and careful consideration have decided to pursue the Asset Sale. On February 5, the Company and BioMarin Falcons B.V. signed an asset sale agreement (‘sale agreement’) for the sale of all assets and liabilities of the Company, which assets and liabilities encompass all business of the Company. The Company went into liquidation on February 12, 2015, immediately following the closing of the sale of the Business to BioMarin Falcons B.V.

On February 11, 2015, the Company filed a Form 25, Notification of Removal from Listing and/or Registration, under Section 12(b) of the Securities Exchange Act of 1934 with the SEC in order to voluntarily delist the shares from the NASDAQ Global Select Market, which became effective 10 days after filing. NASDAQ suspended trading of the shares after the market closed on February 11, 2015.

On February 12, 2015, the Liquidator has paid out an amount of USD 17.75 plus one CVR per share to the holders of 36,141,379 outstanding shares in the Company, less any applicable Dutch withholding tax (which will be duly declared and paid to the Dutch tax authorities). The settlement was funded from the amounts paid or made available by the Purchaser to the Company under the sale agreement. This distribution concerned an advance liquidation distribution at 100% of the net proceeds of the sale of the Company’s business. Following the sale and transfer of the Business, there are no outstanding liabilities of the Company related to the Business, nor are there any other liabilities of the Company that have not been transferred or adequately provided for. Under the sale agreement, Purchaser will be entitled to any amount that would remain of these advances after completion of the liquidation process.

Until February 12, 2015, the activities of the Company primarily consisted of developing innovative, RNA-based therapeutics for the treatment of genetic disorders. The Company was incorporated and domiciled in the Netherlands. The address of its registered office was J.H. Oortweg 21, Leiden. Prosensa Holding N.V. was the ultimate parent of the following group of entities:

1.	Prosensa Therapeutics B.V. (100%);

2.	Prosensa Technologies B.V. (100%);

3.	Polybiotics B.V. (100%); and

4.	Prosensa Inc. (100%)

Effective January 12, 2014, GlaxoSmithKline (GSK) and the Company mutually agreed to terminate the Research and Development Collaboration and License agreement (the research and collaboration agreement) entered into on October 6, 2009. As of the effective date, the Company regained all rights for the development and commercialization of drisapersen, PRO044 and other applicable compounds in its Duchenne muscular dystrophy (“DMD”) portfolio.

The Management Board approved the consolidated financial statements for issuance on April 30, 2015. The Management Board has been duly authorized to do so by the Company’s owners. The Company will not hold any shareholder’s meetings after issue of these financial statements.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of preparation

The consolidated financial statements of the Company have not been prepared on a going concern basis due to the reorganization of the Company as a result of the BioMarin acquisition. The Company is currently in liquidation and will cease to exist. As the Company transferred all of the assets and liabilities to another legal entity which is part of the Biomarin group and the fair value of the assets exceeded their carrying amounts, no adjustments were made to the accompanying financial statements as a result of the transfer.

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

2.2 Changes in accounting policy and disclosures

(a) New and amended standards adopted by the Company

The following standards and amendments to standards became effective for annual periods on January 1, 2014, and have been adopted by the Company in the preparation of the consolidated financial statements:

•	Amendment to IAS 32 Financial instruments: presentation

•	Amendment to IAS 36 Impairment of Assets

•	Amendment to IAS 39 Financial Instruments

•	IFRIC 21 Levies

The adoption of these new standards and amendments to standards had an immaterial effect on the Company’s financial position and results of operations in the periods presented.

(b) New standards and interpretations not yet adopted by the Company

IFRS 15 “Revenue from contracts with customers” is effective as from January 1, 2017 with a retrospective effect and could have a significant effect on the consolidated financial statements of the Company. IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The Company has not early adopted IFRS 15 and has yet to assess IFRS 15’s full impact.

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through OCI and fair value through P&L. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted. The Company has not early adopted IFRS 9 and has yet to assess IFRS 9’s full impact.

There are no other standards which are currently available for early adoption which are expected to have a significant effect on the consolidated financial statements of the Company

2.3  Convertible notes

Convertible notes that can be converted into share capital at the option of the holder (see note 18) are accounted for as compound financial instruments comprised of the notes and a conversion option. If the number of shares to be issued upon conversion varies with changes in the fair value of the underlying shares, the conversion option is classified as a financial liability. The conversion option is recognized initially at fair value (see note 3.3) and is re-measured at each reporting date with changes recognized in the consolidated statement of comprehensive income. The notes are initially recognized at fair value and are subsequently measured at amortized cost. Any difference between the proceeds of the convertible notes issuance (net of transaction costs) and the redemption value is recognized in the income statement over the term of the notes using the effective interest method. The equity component of a compound financial instrument is initially recognized at fair value and not re-measured subsequent to initial recognition.

2.4 Consolidation

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. When necessary amounts reported by subsidiaries have been adjusted to conform with the Company’s accounting policies.

2.5 Foreign currency translation

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

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the income statement within ‘finance income or cost.’ All other foreign exchange gains and losses are presented in the income statement within ‘other (losses)/gains – net.’

2.6 Notes to the cash flow statement

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

2.7 Leasehold improvements and equipment

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

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2.9). The impairment is recognized through operating income and loss.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other (losses)/gains—net in the income statement.

2.8 Intangible assets

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

The Company only owns intangible assets with finite useful lives.

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

2.9 Impairment of non-financial assets

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized as the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets that were previously impaired are reviewed for possible reversal of the impairment at each reporting date.

2.10 Other financial assets

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

a) Financial assets at fair value through profit and loss

Derivative instruments are categorized in this category as the Company currently does not apply hedge accounting (note 2.14). Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.

b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Company’s loans and receivables comprise ‘trade and other receivables’ as well as ‘other financial assets’ which relate to lease deposits on the balance sheet.

2.11 Recognition and measurement

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

2.12 Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

2.13 Impairment of financial assets

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

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced directly. The amount of the loss is recognized in the consolidated income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated income statement.

2.14 Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The resulting gain or loss is recognized in the consolidated income statement as the Company currently does not apply hedge accounting.

2.15 Inventories

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

2.16 Trade receivables

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

2.17 Cash and cash equivalents

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

2.18 Equity

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

2.19 Trade and other payables

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

Other payables include accruals for employee and other operating costs incurred in the ordinary course of business. Other payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer).

2.20 Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method. Borrowings (and financial liabilities in general) are derecognized when the Company’s contractual obligations are discharged, they cancel or expire.

The Company has obtained loans from various governmental and non-profit groups. To encourage research and development, the Company obtained certain loans that generally bear an interest rate below the market interest rate, considered by the Company to be 12% over the last five years. The difference between fair value of the loans and the notional amount of the loans at inception is treated as a donation received for certain research performed by the Company and is deferred and recognized as Other income during the periods during which expenses are incurred.

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

2.21 Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax effects are recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

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

Deferred income tax is provided on temporary differences arising on investments in, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

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

2.22 Employee benefits

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

2.23 Share-based payments

The Company operates equity-settled share-based compensation plans, under which it receives services from managing directors, supervisory directors and selected employees as consideration for equity instruments (options or restricted shares) of the Company. The fair value of these equity instruments granted in exchange for the employee services received is recognized as an expense against a credit in equity. The total amount to be expensed is determined by reference to the grant date fair value of the equity instruments granted:

•	including any market performance conditions;

•	excluding the impact of any service and non-market performance vesting conditions; and

•	including the impact of any non-vesting conditions.

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

2.24 Revenue recognition

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

2.25 Government grants

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

2.26 Recognition research and development expenses

Research expenditures are recognized as expenses when incurred except when certain criteria for capitalization as intangible assets are met (note 2.8). At each balance sheet date, the Company estimates the level of service performed by the vendors and the associated cost incurred for the services performed.

2.27 Leases

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

2.28 Dividend distribution

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

Risk management is carried out by the financial management of the Company. The financial management identifies, evaluates and hedges financial risks in close co-operation with the Company’s operating units. There have been no changes in the financial management team that is responsible for financial risk management or in the Company’s financial risk management policies since December 31, 2013.

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

At December 31, 2014 there was a net amount of trade receivables in British pounds of €1.3 million (2013: €3.1 million; 2012: €0.6 million) and a net liability in U.S. Dollars of €12.5 million (2013: €0.4 million 2012: €0.2 million). Foreign currency denominated trade receivables and trade payables are short term in nature (generally 30 to 45 days). As a result foreign exchange rate movements during the years presented had an immaterial effect on the financial statements.

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

c) Cash flow and fair value interest rate risk

The Company’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Company to cash flow interest rate risk, which is partially offset by cash held at variable rates. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. During 2014, 2013 and 2012, the Company’s borrowings were mainly denominated in Euro’s.

The Company manages its cash flow interest rate risk by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates.

The Company does not enter into fixed-to-floating interest rate swaps.

At December 31, 2014 if interest rates on borrowings had been 0.1% higher/lower with all other variables held constant, post-tax results for the year would have been €49 thousand (2013: €8 thousand 2012: €6 thousand) lower/higher as a result of changes in the fair value of the borrowings. The effect of a change in interest rates of 0.1% on borrowings would have had an insignificant effect on post-tax results for the year as a result of changes in the fair value of the floating to fixed interest rate swap.

Credit risk

Credit risk is managed on a Company basis. Credit risk arises from cash and cash equivalents as well as credit exposures to external parties, including amounts to be invoiced and outstanding receivables. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted at the beginning of the fixed interest term.

The Company does business with a limited group of external parties.

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

As of December 31, 2014 the Company had cash and cash equivalents of €90.7 million.

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

€ (‘000)	Less than 1 year		Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Undefined1
At December 31, 2014
Borrowings	42,550	2	-	-	-	6,802
Finance lease liabilities	-		-	-	-	-
Trade and other payables	22,910		-	-	-	677
Total	65,460		-	-	-	7,479

At December 31, 2013
Borrowings	100		100	200	-	7,792
Finance lease liabilities	91		-	-	-	-
Derivative financial instruments (interest rate swap)	8		8	14	-	-
Trade and other payables	5,150		-	-	-	-
Total	5,349		108	214	-	7,792

1 Additional conditional payments upon achievement of milestones total a maximum of approximately €5 million.
2 The €40.9 million note issued to BioMarin Falcons B.V. was transferred to the lender as part of the Asset Sale in February 2015 (note 34).

From inception until December 31, 2014 the Company received €7.1 million in loans from patient organizations and government agencies. Most loans have fixed redemption criteria and repayment is due when certain pre-determined milestones have been met. The Company will reach these milestones on the successful commercialization of corresponding pipeline products.

3.2 Capital risk management

Until February 12, 2015, the Company’s objectives when managing capital were to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. The total amount of equity as recorded on the balance sheet was seen and managed as capital by the Company.

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

The fair value of the conversion option in the convertible notes issued to an affiliate of CureDuchenne (see note 18) upon initial recognition on September 22, 2014 and as of December 31, 2014 has been determined using a decision tree/cumulative probabilities option pricing model. Key inputs to the option pricing model included Level 2 and Level 3 fair value hierarchy inputs and the fair value of the option is classified as Level 3. Assumptions are made on relevant factors such as the investor's conversion strategy and the timing of a qualified financing in order to determine the fair value of the conversion feature. A 10% change in the probability assigned to the investor’s conversion strategy would increase the fair value of the option by a maximum of €23 thousand. A delay of one year in the Company’s assumed timing of a qualified financing would decrease the fair value of the conversion option by €11 thousand. Changes in fair value are analyzed by the Company at each reporting date. The fair value of the CureDuchenne conversion option embedded derivative upon inception amounted €62 thousand. As of December 31, 2014, the fair value of the derivative was nil. As of December 31, 2014 the change in fair value of the CureDuchenne notes conversion option was €62 thousand and it was recognized as unrealized gain within finance income in the consolidated statement of comprehensive income.

The fair value of the conversion option in the convertible loan from BioMarin (see note 18) upon initial recognition on November 26, 2014 and as of December 31, 2014 has been determined using an option pricing model. Key inputs to the option pricing model included Level 2 and Level 3 fair value hierarchy inputs and the fair value of the option is classified as Level 3. Assumptions were made as to the probability of the loan being converted. The effect of a 1% increase in the probability assigned to the conversion would increase the fair value of the conversion feature by approximately €300 thousand.

The Company’s other financial assets and liabilities that are measured at fair value at December 31, 2014 and 2013 are all measured as level 2 financial instruments.

As of December 31, 2014, 2013 and 2012 financial instruments carried at fair value through profit and loss amounted to €65 thousand (2013: €30 thousand; 2012: €48 thousand).

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

4.1 Critical accounting estimates and assumptions

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the reported amounts and classifications of assets and liabilities, revenues and expenses in the consolidated financial statements. The estimates that have a significant risk of causing a material adjustment to the financial statements are as follows. Actual results could differ materially from those estimates and assumptions.

Share-based payments

The Company operates equity-settled share based compensation plans, pursuant to which certain participants are granted the right to acquire equity instruments (option or restricted shares) of the Company. The plans are accounted for in accordance with the policy as stated in note 2.23. The total amount to be expensed is determined by reference to the fair value of the options granted. The fair value of grants made under the Employee Share Option Plan is measured at the date of grant using accepted option valuation methods (note 16).

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

Borrowings

Certain loans from patient organizations have no fixed redemption schemes and repayment is due when certain pre-determined milestones are met. As of December 31, 2014 the Company recorded €7.8 million of such loans with no fixed redemption schemes.

Significant judgment is required in determining when the Company will achieve these pre-determined milestones and these judgments may vary over time. A change in the estimate on the redemption date has an impact on the borrowing value at the balance sheet date. As of December 31, 2014 the maturity dates of the borrowings have been assessed resulting in no material changes to the maturity dates. The effect of a one year delay in the redemption dates of these loans would decrease the Company’s borrowing balance by €1 million as of December 31, 2014. The borrowing value at a certain date equals the discounted value of the redemption using the effective interest rate.

Certain loans from patient organizations bear an interest rate below the market interest rate, considered by the Company to be 12% over the last five years. The difference between fair value of the loans and the notional amount of the loans at inception is treated as a donation received for certain research performed by the Company and is deferred and recognized as Other income during the periods during which expenses are incurred. The estimation of the market rate includes a certain amount of judgment. Pre-commercial financing of a biotech company has a high risk profile and might be assessed differently by each individual institution. The fair value of the loans from patient organizations approximates their carrying amount. A 100 basis points increase in the estimated market interest rate would decrease the fair value of the total borrowings as of December 31, 2014 by approximately €0.1 million.

As of December 31, 2014, the Company had issued notes convertible into the Company’s shares. The fair value of the conversion option of those notes has been determined using option pricing models with key inputs classified as Level 3 in the fair value hierarchy. The Company has made assumptions on relevant factors such as the investor's conversion strategy or the probability of the notes being converted. As of December 31, 2014, none of the notes had been converted.

Intangible assets

As of December 31, 2014, we recorded patents and licenses with a net book value of €0.4 million. As of December 31, 2014, there were no changes to management’s assumptions used to determine the patent and licenses’ recoverable amount, which exceeds the carrying value of €0.4 million, and therefore no impairment is required.

Deferred revenue/income & License income

Upfront license fee payments received under the research and collaboration agreement with GSK were initially deferred and recognized based on the percentage of completion method, which required the Company to estimate the work performed to date as a proportion of the total work expected to be performed.

As a result of the termination of the research and collaboration agreement, the Company was released from any performance obligations and recorded €14.7 million license revenue in the first quarter of 2014.

As of December 31, 2014, the Company’s deferred income balance totals €0.6 million of grants deferred (reference is made to note 19).

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

5. Segment information

The Company operates in one reportable segment, which comprises the discovery and development of innovative, RNA-based therapeutics. The Management Board is identified as the chief operating decision maker. The Management Board reviews the consolidated operating results regularly to make decisions about resources and to assess overall performance.

Until February 12, 2015, the non-current assets of the Company were located in the Company’s country of domicile. The Company derived its revenues from a single party, GSK, under the research and collaboration agreement, an exclusive worldwide collaboration for the development and commercialization of RNA-based therapeutics for DMD. The agreement was terminated effective January 12, 2014.

6. Leasehold improvements and equipment

€ (‘000)	Leasehold improvements	Laboratory equipment*	Office equipment*	Construction in progress	Total
Year ended 31 December 2014
Opening net book amount	262	1,486	224	205	2,177
Additions	3	501	300	(98)	706
Depreciation charge	(35)	(780)	(158)	-	(973)
Closing net book amount	230	1,207	366	107	1,910

At 31 December 2014
Cost	356	4,973	1,089	107	6,525
Accumulated depreciation	(126)	(3,766)	(723)	-	(4,615)
Net book amount	230	1,207	366	107	1,910

Year ended 31 December 2013
Opening net book amount	284	1,899	238	-	2,421
Additions	13	357	153	205	728
Depreciation charge (note 22, 23)	(35)	(770)	(167)	-	(972)
Closing net book amount	262	1,486	224	205	2,177

At 31 December 2013
Cost	353	4,472	789	205	5,819
Accumulated depreciation	(91)	(2,986)	(565)	-	(3,642)
Net book amount	262	1,486	224	205	2,177

At 1 January 2013
Cost	340	4,115	636	-	5,091
Accumulated depreciation	(56)	(2,216)	(398)	-	(2,670)
Net book amount	284	1,899	238	-	2,421

*The Company made a reclassification between Laboratory Equipment and Office Equipment in the opening balance of 2014 in the amount of €15 thousand.

Depreciation expense of €812 thousand (2013: €801 thousand; 2012: €757 thousand) has been charged to research and development expense. Depreciation expense of €161 thousand (2013: €171 thousand; 2012: €175 thousand) has been charged to general and administrative expense.

The Company leases various laboratory equipment and office equipment under non-cancellable finance lease agreements. The lease terms are between 3 and 5 years. During 2014, 2013 and 2012, the Company recorded non-cash increases to property and equipment related to assets acquired under finance leases of €nil, €66 thousand and €52 thousand, respectively. At December 31, 2014 the additions in tangible assets included €133 thousand not paid for at December 31, 2014 (2013: €57 thousand).

7. Intangible assets

€ (‘000)	Patents and licenses	Software	Total
Year ended 31 December 2014
Opening net book amount	522	236	758
Additions	-	618	618
Amortization charge	(94)	(224)	(318)
Closing net book amount	428	630	1,058

At 31 December 2014
Cost	939	1,350	2,289
Accumulated amortization	(511)	(720)	(1,231)
Net book amount	428	630	1,058

Year ended 31 December 2013
Opening net book amount	616	253	869
Additions	-	121	121
Amortization charge	(94)	(138)	(232)
Closing net book amount	522	236	758

At 31 December 2013
Cost	939	743	1,682
Accumulated amortization	(417)	(507)	(924)
Net book amount	522	236	758

At 1 January 2013
Cost	939	622	1,561
Accumulated amortization	(323)	(369)	(692)
Net book amount	616	253	869

Amortization expense of €232 thousand (2013: €160 thousand; 2012: €139 thousand) has been charged to research and development expense. Amortization expense of €86 thousand (2013: €72 thousand; 2012: €94 thousand) has been charged to general and administrative expense.

The remaining amortization period of patent and licenses is approximately 4.5 years and 1-3 years for capitalized software. At December 31, 2014 the additions in intangible assets included €4 thousand not paid for at December 31, 2014 (2013: nil).

8. Financial instruments by category

€ (‘000)	Loans and receivables	Derivatives	Total
31 December 2014
Assets as per balance sheet
Other financial assets	89	-	89
Trade and other receivables	2,724	-	2,724
Cash and cash equivalents	90,703	-	90,703
Total	93,516	-	93,516

Liabilities as per balance sheet
Borrowings (excluding finance lease liabilities)	49,374	-	49,374
Trade and other payables	23,587	-	23,587
Total	72,961	-	72,961

31 December 2013
Assets as per balance sheet
Other financial assets	289	-	289
Trade and other receivables	4,403	-	4,403
Cash and cash equivalents	82,232	-	82,232
Total	86,924	-	86,924

Liabilities as per balance sheet
Borrowings (excluding finance lease liabilities)	7,730	-	7,730
Finance lease liabilities	91	-	91
Derivative financial instruments	-	30	30
Trade and other payables	5,150	-	5,150
Total	12,971	30	13,001

9. Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available) or by historical information about counterparty default rates:

€ (‘000)	December 31,
	2014	2013
Receivables
Counterparties with external credit rating (Moody’s) A2	1,757	3,678
Counterparties without external credit rating - note 13	967	725
Total unimpaired receivables	2,724	4,403

Cash at bank and short-term bank deposits (Moody’s)
Aa	10,605	10,504
A	74,938	66,626
Baa	5,160	5,102
Total	90,703	82,232

None of the financial assets that are fully performing have been renegotiated in the last year.

10. Derivative financial instruments

€ (‘000)	Liabilities
	2014	2013
Interest rate swaps	-	30
Thereof:
non-current portion	-	22
current portion	-	8

Interest rate swap

The interest rate swap was settled during 2014. The notional principal amount of the outstanding interest rate swap contract at December 31, 2013 was €400 thousand (2012: €500 thousand). At December 31, 2013 the fixed interest rate was 4.15%, and the floating rate was Euribor plus 1.75%.

Gains and losses from changes in the fair value of interest rate swap contracts are recorded through Finance (costs)/income - net.

11. Other financial assets

€ (‘000)	December 31,
	2014	2013
Deposit for rental obligations	89	89
Restricted cash	-	200
Total	89	289

The restricted cash balance secured a bank loan until its repayment in full in 2014 (note 14).

12. Prepayments

As of December 31, 2014, the Company has made prepayments to suppliers for (pre)clinical studies and drug substance for a total of €654 thousand, of €325 thousand on insurance fees and €402 thousand in other expenses.

13. Trade and other receivables

€ (‘000)		December 31,
	2014	2013
Trade accounts receivable	1,757	1,298
Amounts to be invoiced to partners	-	2,380
Trade receivables	1,757	3,678
Value-added tax	581	351
Government and other grants to be received	25	30
Advances to personnel	29	-
Interest receivable on bank accounts	309	344
Other receivables	23	-
Total	2,724	4,403

The fair value of trade and other receivables approximates their carrying value. During 2014 the trade receivables balance included an allowance related to the final settlement of the termination agreement with GSK. The allowance was released in full during 2014. The receivable amount from GSK outstanding at December 31, 2014, was received in full in 2015. As of December 31, 2014 and 2013, no trade or other receivables were impaired or not performing. The carrying amount of the Company’s trade receivables are fully denominated in British pounds, while other receivables are fully denominated in Euros.

The other classes within trade and other receivables do not contain impaired assets. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Company does not hold any collateral as security.

14. Cash and cash equivalents

€ (‘000)	December 31,
	2014	2013
Cash at bank and on hand	9,508	9,119
Short-term bank deposits	81,195	73,113
Total	90,703	82,232

In 2006, the Company received a bank loan of €900 thousand from ABN Amro N.V. The loan was fully repaid during 2014. Repayment of the loan has been included in the repayment of borrowings line in the cash flows from financing activities. Upon repayment of the loan, €200 thousand of cash that secured the loan and accordingly had been considered restricted and all cash and cash equivalents as of December 31, 2014 are at free disposal of the Company. As of December 31, 2013, the €200 thousand that secured the bank loan was considered restricted cash and recorded as a component of other financial assets.

15. Equity

		December 31,
Class of shares and stated value	2014	2013
Common shares of € 0.01	36,141,379	35,932,792
Total	36,141,379	35,932,792

The par value as of December 31, 2014 is €0.01 per share (as of December 31, 2013 and 2012: €0.01 per share). All issued shares are fully paid. Besides the minimum amount of share capital to be held under Dutch law, there are no distribution restrictions applicable to equity of the Company.

During 2014, the Company issued 208,587 ordinary shares as a result of exercises in the Company’s share-based compensation plan. On July 3, 2013 the Company issued 6,900,000 ordinary shares at an initial public offering price of $13.00 per share. For the issuance of the 6,900,000 ordinary shares, the Company received proceeds, after deducting underwriting discounts but prior to deducting offering expenses payable by the Company, of €64.0 million ($83.4 million).

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

As of December 31, 2014 and 2013, our authorized share capital is €1,750,114.90, divided into 87,505,745 ordinary shares, each with a par value of €0.01 and 87,505,745 cumulative preferred shares, each with a par value of €0.01. All issued shares are fully paid.

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

Share premium

€ (‘000)	2014	2013
At January 1	119,222	56,118
Paid-in surplus on shares issue	326	63,958
Issuance cost deducted from share premium	-	(854)
At December 31	119,548	119,222

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

The Company recognized an amount of €311 thousand in Other reserves in relation to the equity component of a convertible promissory note (see note 18).

Foundation Prosensa Trust Office (Stichting Administratiekantoor Prosensa Holding B.V.)

The Foundation Prosensa Trust Office (‘Stichting Administratiekantoor Prosensa Holding B.V.’ or ‘foundation’) was a trust office with a board independent of the Company.

Prior to the IPO, upon the exercise or award or vesting of a non-cash-settled award under the plans, ordinary shares were issued to the foundation, whose purpose was to facilitate administration of options and pool the voting interests of the underlying shares. Post IPO, ordinary shares are directly issued upon the exercise or award or vesting of a non-cash-settled award under the plans instead of depository receipts. After the completion of the transfers of the ordinary shares held by the foundation to the respective depository receipt holders, the foundation was dissolved during 2014.

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

Following the public offer of BioMarin of 100% of the Company’s outstanding stock, all granted options and share-based payments would automatically vest at the date of the transaction. On January 15, 2015, BioMarin announced that the transaction was completed and subsequently all share awards fully vested and they were settled in cash. At December 31, 2014, the Company revised its estimate of the number of equity instruments that are expected to vest and accelerated the vesting period in light of the transaction with BioMarin. The fair value of the awards has been measured using the Black-Scholes formula. The accelerated vesting of the awards resulted in a share-based compensation expense of €3.5 million for the year ended December 31, 2014. For details of employee benefit expenses, see Note 24.

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

On October 10, 2013 the board of the Foundation resolved to terminate the administration of the ordinary shares and to transfer the ordinary shares to the respective Depository Receipt holder. After the completion of the transfers, the Foundation was dissolved. Going forward, participants will receive ordinary shares upon the exercise or award or vesting of a non-cash-settled award under the plans instead of depository receipts.

Options are generally conditional on the employee completing a four year period of service (the vesting conditions). Each such option award vests based on the following schedule: (a) 25% on the first anniversary of the date of the grant, provided that on that date the relevant participant is still employed by the Company, and (b) the remaining 75% in 36 equal monthly installments over a three year period following the first anniversary of the date of grant subject to continued employment of the relevant participant. Due to the BioMarin acquisition, the Company decided to accelerate the vesting of the options as a result of a change of control.

The following table summarizes by grant date the number of options granted between January 1, 2012 and December 31, 2014:

Grant date	Options granted	Exercise price	Fair value of ordinary share	Per share estimated fair value of options

January, 2012	10,000	€0.01	€0.70	€0.69
March, 2012	15,000	€0.01	€0.70	€0.69
July, 2012	61,600	€0.01	€0.70	€0.69
October, 2012	31,250	€0.01	€0.70	€0.69
December, 2012	1,000,000	€0.01 –0.70	€0.70	€0.01 - 1.97
July, 2013	40,000	$19.25	$19.25	$12.81
December, 2013	167,920	$4.26	$4.26	$3.38
January, 2014	422,500	$6.0 - 6.2	$6.0 - 6.2	€3.1 - 3.6
June, 2014	46,500	$10.8	$10.8	€5.5
August/September, 2014	83,000	$8.4 – 9.9	$8.4 – 9.9	€4.6 - 5.1

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

Unless forfeited or exercised on an earlier date the options expire 10 years after the grant date.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2014		2013		2012
	Average exercise price in € per share	Options	Average exercise price in € per share	Options	Average exercise price in € per share	Options
At January, 1	0.10	2,185,134	0.34	2,207,707	0.38	1,418,232
Granted	5.08	552,000	7.14	207,920	0.11	1,117,850
Exercised	1.57	208,587	0.01	30,493	0.10	316,376
Forfeited	1.70	40,341	0.13	200,000	0.01	11,999
At December, 31	1.06	2,488,206	0.10	2,185,134	0.34	2,207,707

All of the outstanding options at December 31, 2014, become exercisable and fully vest on January 15, 2015. The weighted average share price at the time of exercise of the options during 2014 is $11.01. Out of the 2,185,134 options outstanding in 2013 (2012: 2,207,707), 923,528 options (2012: 604,252;) were exercisable.

The weighted average remaining contractual life of the options outstanding at December 31, 2014, is 15 days. Options outstanding at the end of 2013 and 2012 had the following weighted average remaining contractual lives and ranges of exercise prices:

Weighted average remaining contractual life	Range exercise price per share	Options
1-5 years	€0.01 - 2.54	407,144
6 years	€0.01	3,563
7 years	€0.01 – 1.00	667,742
8 years	€0.01 - 0.70	898,765
9 years	$4.26 – $19.25	207,920
At December 31, 2013		2,185,134

Weighted average remaining contractual life	Range exercise price in € per share	Options
1-5 years	0.01 - 2.54	232,091
6 years	0.01	185,608
7 years	0.01	13,173
8 years	0.01 - 1.00	665,860
9 years	0.01 - 0.70	1,110,975
At December 31, 2012		2,207,707

Following the completion of our IPO, option pricing and values are determined based on the quoted market price of our ordinary shares. The fair value of stock options granted during 2014 is based on the Black Scholes formula (and on a Monte-Carlo simulation for various grants in previous periods) using the following assumptions:

	2014	2013	2012
Weighted average fair value of options granted:
Options with only service-based vesting conditions	€3.83	$5.19	€0.69
Options with change of control and service-based vesting conditions	—	—	€0.01
Options with IPO and service-based vesting conditions, €0.70 exercise price	—	—	€1.89
Options with IPO and service-based vesting conditions, €0.01 exercise price	—	—	€1.97
Exercise price	$6.0 – $10.8	$4.26 - $19.25	€0.01 - €0.70
Risk-free interest rate	1.1 - 2.4%	1.1 - 2.0%	1.5%
Volatility	100%	95 - 100%	80%
Dividend yield	0.0%	0.0%	0.0%
Expected life (in years)	4-6 years	6 years	1-2 years

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

Prior to our initial public offering, the Company was a private company and lacked company-specific historical and implied volatility information and therefore estimated the expected volatility based on the historical volatility of certain publicly traded peer companies.  Volatility was set at 100% for options granted in 2014 and after the IPO on July 3, 2013, at 95% for options granted before July 3, 2013 and at 80% for options granted in 2012.

See note 24 for the total expense recognized in the income statement for share options and other share-based payment granted to managing directors, supervisory directors and selected employees. Share option expenses are accounted for as a contribution to equity and separately accounted for as other reserves.

Restricted shares

In 2012, the Company made, as part of the share-based compensation plan, awards entitling recipients to acquire Depositary Receipts (Restricted Shares) against payment of the nominal value of the underlying ordinary shares (the Purchase Price), subject to the right to repurchase all or part of such Depositary Receipts at the lower of the Purchase Price and the fair value of the ordinary shares during the four year vesting period if the participant ceases to perform services to the Company. The Company has the right to repurchase 100%

of the Restricted Shares awarded, and this right to repurchase shares will be reduced based on the following schedule: (a) 25% on a date of the year following the vesting commencement date no later than the anniversary of the grant, and (b) the remaining 75% in 36 equal monthly installments over a three year period following the first anniversary of the first vesting date.

	2014		2013		2012
	Average exercise price in € per share	Shares	Average exercise price in € per share	Shares	Average exercise price in € per share	Shares
At 1 January	0.01	204,750	0.01	204,750	0.01	89,750
Granted	-	-	-	-	0.01	115,000
At 31 December	0.01	204,750	0.01	204,750	0.01	204,750

During 2014 and 2013, the Company issued nil Restricted Shares (2012: 115,000). Restricted shares have a vesting period up to 4 years. The fair value of the Restricted Shares granted in 2012 of €0.70  was measured based on the estimated fair value of the ordinary shares at the moment of purchase, which amounted to €0.70 in line with the valuations of the ordinary shares. The Company is not in a financial position to pay dividends in the foreseeable future. Therefore dividend payments have not been considered in the valuation of the restricted share awards.

Following the public offer of BioMarin of 100% of the Company’s outstanding stock, all granted options and share-based payments would automatically vest at the date of the transaction. On January 15, 2015, BioMarin announced that the transaction was completed and subsequently all share awards fully vested. At December 31, 2014, the Company revised its estimate of the number of equity instruments that are expected to vest and accelerated the vesting period in light of the transaction with BioMarin. The share-based payment expense related to the Restricted Shares amount to €62 thousand in 2014, €57 thousand in 2013 and €18 thousand in 2012, which is included in the total share-based payment expense for the year disclosed (note 24).

On October 10, 2013 the Board of the Foundation resolved to terminate the administration of the ordinary shares and to transfer the ordinary shares to the respective Depository Receipt holder. After the completion of the transfers, the Foundation was dissolved. Going forward participants will receive ordinary shares upon the exercise or award or vesting of a non-cash-settled award under the plans instead of Depository Receipts.

17. Trade and other payables

€('000)
	December 31,
	2014	2013
Trade payables	4,500	1,910
Holiday payments and holiday rights	539	457
Social security and wage tax	345	246
Other current liabilities	17,526	2,537
Total trade and other current payables	22,910	5,150
Other non-current liabilities	677	-
Total trade and other payables	23,587	5,150

Other liabilities

Other liabilities mainly consist of accruals for services provided by vendors and accrued professional services related to the BioMarin acquisition not yet billed and miscellaneous liabilities. The portion of other payables expected to be settled after one year has been classified as other non-current liabilities and it relates to expenses related to the BioMarin acquisition.

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

In relation to this agreement as of December 31, 2014 and 2013 no amounts were outstanding.

18. Borrowings

€ (‘000)	December 31,
	2014	2013
Non-current
Bank borrowings	-	300
Other loans	6,722	7,330
Total non-current	6,722	7,630
Current
Bank borrowings	-	100
Other loans	42,652	-
Finance lease liabilities	-	91
Total current	42,652	191
Total	49,374	7,821

Bank borrowings

In 2006 the Company received a bank loan of €900 thousand from ABN Amro N.V. The loan bears interest equal to Euribor plus 1.75% per year. The Company fully repaid the amount outstanding per December 31, 2013 of €400 thousand in 2014.

Other loans

As part of the Asset Purchase Agreement dated February 12, 2015, the Assets and Liabilities of the Company, including the loans described below, were transferred and the Company would be indemnified and hold harmless for any liability that could not be transferred.

On August 11, 2014 the Company entered into an agreement to sell unsecured convertible notes to an affiliate of CureDuchenne, a non-profit organization. A note with a principal amount of €500 thousand was outstanding as of December 31, 2014. The note must be repaid on the earliest to occur of a change in control, twelve months from when the Company obtains regulatory approval of its first product candidate and June 30, 2019. CureDuchenne had the option, under specified conditions, to convert the notes prior to maturity into the Company’s ordinary shares with a maximum value of the notes’ principal and accumulated interest at a conversion price based on the Company’s share price at the time of conversion including a discount. CureDuchenne did not convert the outstanding note.

The conversion option of the notes has been bifurcated and accounted for as a financial liability measured at fair value through profit and loss. The fair value of the embedded derivative is nil as of December 31, 2014.

On November 26, 2014 the Company entered into a convertible promissory note (the Note) to BioMarin Falcons B.V. for a principal amount of €40,355,125. The Note accrues interest at 6%. If prior to November 26, 2017, the Purchase Agreement with BioMarin terminates, the entire principal and accrued interest balance then outstanding would automatically be converted into 4,395,914 ordinary shares of the Company. The values of the liability component and the equity conversion component were determined at issuance of Note. The Note recognized in the balance sheet is calculated as follows:

€ (‘000)	2014
Face value of the Note issued on November 26, 2014	40,355
Equity component (note 15)	(311)
Liability component on initial recognition at November 26, 2014	40,044
Interest expense (note 26)	450
Liability component at December 31, 2014	40,494

The effect of a 1% increase in the probability assigned to the conversion would increase the fair value of the conversion feature by approximately €300 thousand. The effect of a 100 basis points increase in the estimated market interest rate would have an immaterial effect in the fair value of the liability component as of December 31, 2014.

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

There is no exposure for the Company’s other borrowings to interest rate changes and contractual repricing. Interest rates are fixed until maturity. The fair values of the non-current borrowings approximate their carrying values. The fair value of current borrowings equals their carrying amount, as the impact of discounting is deemed immaterial. The carrying amounts of the Company’s borrowings are mostly denominated in Euros.

The key features of the other loans are described below.

a) Villa Joep

The principal amount of the loan is €65 thousand and was received on October 10, 2005. The loan bears a below market interest rate. No fixed redemption scheme was agreed on. The loan is not secured. The loan was repaid in the three months period ended March 31, 2015.

b) Association Française contre les Myopathies

On December 22, 2005 a loan of €70 thousand was granted. In 2006 an additional loan amount of €70 thousand was received. The loans shall be repaid with fixed terms when the Company obtains regulatory approval to bring the first product candidate to the market. The loans are interest free and are not secured.

In 2012 the Company received from Association Française contre les Myopathies €3.0 million related to a funding agreement for research and development in two separate installments on April 12, 2012 and December 21, 2012. In 2013 the Company received another installment of €250 thousand. The loans shall be repaid with fixed terms when the Company meets a revenue target on the product candidates PRO044, PRO045 and PRO053. The loan was transferred to BioMarin in the three months period ended March 31, 2015.

c) Stichting Duchenne Parents Project

This loan of €500 thousand was received in two tranches, €300 thousand on July 14, 2006 and €200 thousand on October 10, 2006. No fixed redemption scheme was agreed on. The loan is not secured. The loan was repaid in the three months period ended March 31, 2015.

d) Aktion Benni & Co

On May 9, 2006 a loan of €100 thousand was granted that was received in two tranches in 2006. In 2008 an additional amount of €63 thousand was received. No interest is charged and no fixed redemption scheme was agreed. The loan shall be repaid after the Company obtains regulatory approval to bring the first product candidate to the market. The loan is not secured. The loan was repaid in the three months period ended March 31, 2015.

e) Cure Duchenne

The (subordinated) loan of €250 thousand was received on December 22, 2006 and bears a below market interest rate. No fixed redemption scheme was agreed. The loan as well as an additional payment of €250 thousand shall be repaid with fixed terms after the Company obtains regulatory approval to bring the first product candidate to the market. The loan is not secured. The loan was transferred to BioMarin in the three months period ended March 31, 2015.

f) Agentschap NL

The Company received loan installments from Agentschap NL for a total amount of €840 thousand which bears an interest rate of 9.5% per annum. In 2014, 2013 and 2012 the Company received €100, €99, and €165 thousand respectively. The granted loan is an innovation credit facility (Innovatiekrediet) of the Dutch Ministry of Economic Affairs. The Company has pledged the part of its materials and immaterial fixed assets that directly relate to the project funded by the loan granted. In January 2015, the Company repaid the outstanding amount in full.

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

Finance lease liabilities

Finance lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default. The carrying amount corresponds to the fair value as terms of the contracts were agreed at arm’s length and market conditions for such contracts have not changed since. The interest rate imposed by the lessor for all finance lease liabilities is 8% per annum. The Company repaid all finance lease liabilities during the year ended December 31, 2014.

€ (‘000)	December 31,
	2014	2013
Gross finance lease liabilities – minimum lease payments
No later than 1 year	-	98
Later than 1 year and no later than 5 years	-	-
Later than 5 years	-	-
	-	98
Future finance charges on finance leases	-	7
Total	-	91

Present value of finance lease liabilities
The present value of finance lease liabilities is as follows:
No later than 1 year	-	91
Later than 1 year and no later than 5 years	-	-
Later than 5 years	-	-
Total	-	91

19. Revenue and deferred revenue

Until the termination of the GSK agreement, revenues have consisted principally of license revenue and collaboration revenue. The group generated both license revenue and collaboration revenue under the GSK Agreement.

License revenue

From October 2009 to January 2014, the Company operated under an exclusive worldwide collaboration with GSK for the development and commercialization of RNA-based therapeutics for DMD, with GSK exclusively licensing worldwide rights to develop and commercialize drisapersen and obtaining an option to exclusively license PRO044 and other specified assets in the Company’s DMD portfolio. Under the research and collaboration agreement, GSK paid the Company a total of £41.5 million (€47.4 million) in upfront and milestone payments. Under the research and collaboration agreement, GSK was responsible for all costs of clinical development of drisapersen.

On January 12, 2014, the research and collaboration agreement was mutually terminated pursuant to a termination agreement, which terminated all intellectual property license grants as well as any rights arising under the research and collaboration agreement (other than rights to payments that accrued prior to termination of the collaboration). In addition, the termination agreement required GSK to transfer to the Company certain data and know-how, inventory, regulatory filings, clinical trial sponsorships, clinical study reports and material agreements relating to the development of the Company’s products.

Going forward, the Company will be solely responsible for the cost of developing and commercializing drisapersen and its other product candidates, which may have significant financial and operational implications.

The agreement to terminate the research and collaboration agreement released the Company from any performance obligations under the upfront payments already received from GSK. As a result, during 2014, the Company recognized €14.5 million deferred license income. The release from any performance obligations also resulted in recognition of €0.2 million revenue related to other services delivered under the research and collaboration agreement with GSK.

The Company recorded license revenue as follows:

€ (‘000)	Proceeds	Revenue			Deferred License Revenue
		Year ended December 31,			As of December 31,
Type of payment		2014	2013	2012	2014	2013	2012
Initial upfront payment	17,177	2,576	3,435	3,435	-	2,576	6,011
Other upfront payments	24,050	5,686	2,191	2,291	-	5,686	7,877
Conditional license payments	6,213	6,213	-	-	-	6,213	6,213
Total	47,440	14,475	5,626	5,726	-	14,475	20,101

Collaboration revenue

Collaboration revenue from contracts, typically from delivering research and development services, which may or may not be related to the licensing agreement, is recognized on the basis of labor hours delivered at the contractual full time employee rates. During 2014, collaboration revenue was minimal due to the termination of the research and collaboration agreement (2013: €3.3 million; 2012: €2.1 million).

20. Other income

Other income for the year ended December 31, 2014 amounts to €741 thousand (2013: €560 thousand; 2012: €174 thousand). The Company is part of two pan-European consortia, each of which has been awarded a Framework Programme 7 (“FP7”) research grant of €6 million from the European Commission to support respectively ongoing clinical study PRO045 and the development of imaging biomarkers for Duchenne muscular dystrophy (DMD). Grant proceeds are deferred for an amount €502 thousand as of December 31, 2014 (2013: €218 thousand) and recognized in other income based on the percentage of completion method for an amount of €715 thousand in the year ended December 31, 2014 (2013: €485 thousand).

To encourage research and development the Company obtained certain loans that generally bear interest at a rate below the market interest rate, considered by the company to be 12% over the last five years. The difference between fair value and the notional amount at inception is treated as a donation received for certain research performed by the Company. As of December 31, 2014, an amount of €93 thousand (2013: €104 thousand) is deferred and will be recognized in other income over the periods during which expenses are incurred.

21. Cost of license revenue

No LUMC fees were expensed during the years 2014, 2013 and 2012.

22. Research and development expense

€ (‘000)	Year ended December 31,
	2014	2013	2012
Employee benefit expense (note 24)	6,173	5,467	4,507
Pre-clinical expenses	1,167	1,748	1,439
Drug manufacturing and substance	5,899	3,106	2,159
Laboratory and office expenses	2,214	619	597
Legal and consulting	3,233	1,592	1,204
Clinical expenses	5,932	2,333	1,721
IP maintenance fees	3,359	1,320	773
Depreciation and amortization (note 6 and 7)	1,044	961	896
Other operating expenses	2,969	1,314	1,097
Total research and development expense	31,990	18,460	14,393

As of December 31, 2014 the Company valued finished goods of GMP materials to supply clinical centers at nil (2013: nil) due to the uncertainty that future economic benefit will flow to the Company from the use of the inventories and recognized the expenses in Research and development expense.

23. General and administrative expense

	Year ended December 31,
€ (‘000)	2014	2013	2012
Employee benefit expense (note 24)	9,026	3,163	2,191
Audit and consulting fees	11,068	2,219	462
Legal costs	3,869	1,013	340
Depreciation and amortization (note 6 and 7)	247	243	269
Facilities, communication & office expenses	713	517	357
Other operating expenses	974	579	404
Total general and administrative expense	25,897	7,734	4,023

General and administrative expense as of December 31, 2014 mainly consist of professional services related to the BioMarin acquisition.

24. Employee benefit expense

€ (‘000)	Year ended December 31,
	2014	2013	2012
Wages and salaries	10,362	6,446	5,365
Social security costs	795	704	771
Share options granted to directors and employees	3,543	1,067	180
Pension costs – defined contribution plans	499	413	382
Total	15,199	8,630	6,698

The average number of employees during the years 2014, 2013 and 2012 was as follows:

	Year ended December 31,
	2014	2013	2012
Number of employees	92	89	82

25. Other (losses)/gains—net

€ (‘000)	Year ended December 31,
	2014	2013	2012
Other (losses)/gains—net
- Foreign exchange (losses)/gains	(23)	143	94
- Other gains / (losses)	-	(31)	(45)
Total other (losses)/gains - net	(23)	112	49

Foreign exchange gains relate largely to transactions with GSK denominated in British pounds.

26. Finance (costs)/income - net

€ (‘000)	Year ended December 31,
	2014	2013	2012
Finance cost:
Bank borrowings	(18)	(38)	(26)
Other loans	(1,462)	(620)	(310)
Finance lease liabilities	-	(16)	(31)
Fair value adjustment of long-term liabilities	-	-	28
Fair value adjustment of derivative instrument	-	18	-
Bank charges	(13)	(9)	(9)
Finance costs	(1,493)	(665)	(348)
Finance income:
Interest income on short-term bank deposits	673	656	726
Currency effect cash and cash equivalents	86	(11)	70
Fair value adjustment of financial liabilities	65	-	-
Finance income	824	645	796
Total finance (costs)/income - net	(669)	(20)	448

27. Income tax expense

No tax charge or income has been recognized in the years 2014, 2013 and 2012 since the Company is in a loss-making position and has a history of losses. Thus, no deferred tax asset has been recognized for carry-forward losses (note 4.2).

The Company has tax loss carry-forwards of approximately €112.4 million. An amount of €4.1 million relates to the pre-fiscal unity of the Prosensa Holding N.V. in liquidatie. As a result of the Dutch income tax law, tax loss carry-forwards are subject to a time limitation of nine years. Tax loss carry-forwards incurred in prior years will expire as follows:

Fiscal year	Expiration year	Tax losses
2006	2015	1,149
2007	2016	2,904
2008	2017	3,418
2009	2018	11,827
2010	2019	407
2011	2020	10,797
2012	2021	11,399
2013	2022	26,256
2014 (estimate)	2023	44,292
Total tax loss carry - forward		112,449

Deferred income tax assets are recognized for tax losses and other temporary differences to the extent that the realization of the related tax benefit through future taxable profits is probable. Deferred tax assets and liabilities are offset if they pertain to future tax effects for the same taxable entity towards the same taxation authority.

No income taxes were paid and no deferred income tax was expensed or recognized through the income statement in the years ended December 31, 2014, 2013 and 2012. Losses are attributable to operations in the Netherlands.

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

	Year ended December 31,
	2014	2013	2012
Loss attributable to equity holders of the company in € (‘000)	(43,083)	(16,604)	(9,892)
Weighted average number of Common and Preference shares in issue	36,030,288	32,424,025	26,574,570

Diluted

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. Due to the fact that the Company is loss making all potential ordinary shares had an antidilutive effect, if converted, and thus have been excluded from the computation of loss per share.

	Year ended December 31,
	2014	2013	2012
Share options	2,507,191	2,137,943	1,535,973
Assumed conversion of convertible debt	429,855	-	-
Antidilutive potential shares excluded from the calculation of loss per share	2,937,046	2,137,943	1,535,973

29. Dividends per share

The Company did not declare dividends for the years ended December 31, 2014, 2013 and 2012.

30. Commitments

Operating lease commitments—Company as lessee

The Company leases office space, laboratory space and office equipment under non-cancellable operating lease agreements. The lease term is between 1 and 5 years.

The lease expenditure charged to the income statement during the year amounted to €841 thousand (2013: €774 thousand; 2012: €751 thousand). The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

€ (‘000)	December 31,
	2014	2013	2012
No later than 1 year	868	798	773
Later than 1 year and no later than 5 years	595	1,315	2,100
Later than 5 years	-	-	-
Total	1,463	2,113	2,873

Research & Development purchase commitments

R&D purchase commitments mainly consist of clinical supply manufacturing contracts. As of December 31, 2014, our R&D purchase commitments amounted €1,280 thousand and are expected to be settled within 12 months.

In the normal course of business, the Company enters into contracts with CROs for the clinical trials and with vendors and institutions for safety and research studies, research supplies and other services and products for operating purposes. These contracts generally provide for termination on notice and the amounts are included as R&D expenses as services are provided.

Guarantees

As per December 31, 2014 the Company had received a total amount of €840 thousand from Agentschap NL for a loan granted under an innovation credit facility (Innovatiekrediet); the loan bears an interest rate of 9.5% per annum. The Company has pledged the part of its tangible and intangible fixed assets that directly relate to the project funded by the loan granted. The loan plus accrued interest was fully repaid in January 2015 and the pledge has been released in full.

31. Related-party transactions

The Supervisory Board members were paid €4 thousand during the years ended December 31, 2014 and 2013 and €7 thousand during the year ended December 31, 2012 for consulting services. The services were rendered at arm’s length.

Management Board and Supervisory Board compensation

In 2014, 2013 and 2012 the Management Board was paid a total of €1.4 million, €1.0 million and €1.6 million, respectively, in salaries, short term benefits and bonuses. In 2014, 2013 and 2012, €2,364 thousand, €764 thousand and €160 thousand, respectively, was expensed for share-based payment awards. Contributions to post employment schemes amounted to €202 thousand, €159 thousand and €161 thousand during the years ended December 31, 2014, 2013 and 2012, respectively. No termination benefits or other long term benefits were paid. The Management Board held 1,939 thousand, 1,559 thousand and 1,759 thousand stock options as of December 31, 2014, 2013 and 2012, respectively. In addition, the Management Board held 149 thousand restricted shares and 481 thousand ordinary shares as of December 31, 2014.

On December 5, 2012 the Management Board was granted 1.0 million stock options that vest subject to a liquidity event and continued employment. As of December 31, 2012 the requirements to vest were deemed not probable under an IPO Scenario, and de minimums under a change of control scenario, and therefore no expenses were recognized in the income statement. Following our initial public offering, the number of options eligible to vest automatically reduced from 1.0 million to 800,000.

Selected members of the Supervisory Board were paid in total an amount of €93 thousand during the year ended December 31, 2014 and €34 thousand and €50 thousand during the years ended December 31, 2013 and 2012 respectively.

At the annual general meeting of shareholders on June 14, 2013 the shareholders approved, conditional upon the completion of the IPO, an individual annual grant of 10,000 options to members of the Supervisory Board. In 2014, members of the Supervisory Board were granted 120,000 Options with exercise price between $6.2 and $10.8 (2013: 160,000 Options with an exercise price of $19.25; 2012: 15,000 Restricted Shares and 11,250 Options with an exercise price of €0.01).

Expenses of €818 thousand related to the granted options to members of the Supervisory Board were recognized during the period ended December 31, 2014. The Options and Restricted Shares were granted under the Company’s share based compensation plan (note 16).

No loans, advances and guarantees were made to the Management Board and Supervisory Board members as of December 31, 2014, 2013 and 2012.

32. Auditor fees

The auditors PricewaterhouseCoopers Accountants N.V. have performed the following services for the Company:

€ (‘000)	Year ended December 31,
	2014	2013	2012
Audit fees	444	123	36
Audit-Related fees	221	755	-
Tax Fees	-	-	-
All Other Fees	-	-	-
Total	665	878	36

33. Contingent Liabilities

In July 2014, the Company and certain of its managing directors and supervisory directors were named as defendants in Singh v. Schikan et al., a purported class action lawsuit filed in the U.S. District Court for the Southern District of New York. The complaint asserts claims under the federal securities laws on behalf of a professed class consisting of all those who purchased the Company’s ordinary shares pursuant and/or traceable to the registration statement used in connection with the Company’s IPO. The complaint alleges that the Company omitted and/or misstated certain facts in the registration statement concerning the Phase III trial of drisapersen that, as announced on September 20, 2013, did not meet its primary endpoint. The litigation is in its earliest stages, and the Company and the individual defendants intend to defend the action vigorously. The Company is not able at present to reasonably estimate potential losses, if any, in connection with the litigation, but an adverse resolution could have a material adverse effect on the Company’s financial position, results of operations and cash flows.

34. Events after the balance sheet date

On December 12, 2014, BioMarin commenced a tender offer to acquire all of the ordinary shares of the Company in an all cash transaction for $17.75 per share for an upfront purchase price of approximately $680 million. In addition, for each share purchased, BioMarin issued one non-transferable contingent value right, which represents the contractual right to receive a cash payment of up to $4.14 per share, or approximately $160 million, upon the achievement of certain product approval milestones.

On January 15, 2015, BioMarin closed the initial offering period relating to the tender offer, purchased 93.4% of the Company shares and immediately launched a subsequent offering period that expired on January 29, 2015. As of the expiration of the subsequent offering period, BioMarin paid approximately $659.3 million for approximately 35.0 million shares, representing approximately 96.8% of all of the outstanding shares of Company and options that vested pursuant to the definitive purchase agreement. On February 12, 2015, BioMarin completed the asset transfer and paid an additional $20.8 million to the remaining shareholders of the Company. Effective February 12, 2015, the Company is in liquidation under Dutch law.

As a part of above asset transfer of February 12, 2015, the Company transferred the carrying value of the liability towards BioMarin Falcons B.V. (€40.5 million as per December 31, 2014; refer to note 18) plus accrued interest for 2015 until the transfer date, back to BioMarin Falcons B.V.

In view of the acquisition of the Company by BioMarin as referred to above, a selected number of borrowings as discussed in note 18 have been repaid by the Company or BioMarin in 2015; the total of repaid borrowings until the date of these financial statements amounted to €2.7 million, which approximates their carrying value at year end 2014 plus the accrued interest until payment in 2015. The repaid loans include the innovation credit facility (Innovatiekrediet), for which €840 thousand was received from Agentschap NL; the Company had pledged a part of its material and immaterial fixed assets that directly related to the project funded by this loan and this pledge was fully released following the repayment.